

2019 PROXY STATEMENT
for Annual Meeting of Stockholders



             



Hilton

March 29, 2019

Dear Stockholders:

Please join us for Hilton Worldwide Holdings Inc.'s Annual Meeting of Stockholders on Thursday, May 9, 2019, at 10:00 a.m., Central time, at the Canopy by Hilton Dallas Uptown, 2950 Cityplace West Boulevard, Dallas, Texas 75204.

In accordance with the Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the Internet, we have sent stockholders of record at the close of business on March 15, 2019 a Notice of Internet Availability of Proxy Materials on or about March 29, 2019. The notice contains instructions on how to access our Proxy Statement and Annual Report and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the notice, as well as in the attached Proxy Statement.

Attached to this letter are a Notice of Annual Meeting of Stockholders and Proxy Statement, which describe the business to be conducted at the meeting. We also will report on matters of current interest to our stockholders.

Your vote is important to us. Whether you own a few shares or many, and whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the meeting. You may vote your shares on the Internet, by telephone or by completing, signing and promptly returning a proxy card or you may vote in person at the Annual Meeting. Voting online, by telephone or by returning your proxy card does not deprive you of your right to attend the Annual Meeting. If you do attend the Annual Meeting and wish to vote your shares personally, you may revoke your proxy at or prior to the Annual Meeting.

Thank you for your continued support of Hilton Worldwide Holdings Inc.

Sincerely,

Jonathan D. Gray
Chairman of the Board of Directors

Christopher J. Nassetta
President and Chief Executive Officer

HILTON WORLDWIDE HOLDINGS INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME	10:00 a.m., Central time, on May 9, 2019
PLACE	The Canopy by Hilton Dallas Uptown, 2950 Cityplace West Boulevard, Dallas, Texas 75204
ITEMS OF BUSINESS	1. To elect the director nominees listed in the Proxy Statement. 2. To approve the Hilton 2019 Employee Stock Purchase Plan. 3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019. 4. To approve, in a non-binding advisory vote, the compensation paid to our named executive officers. 5. To consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
RECORD DATE	You may vote at the Annual Meeting if you were a stockholder of record at the close of business on March 15, 2019.
VOTING BY PROXY	To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by requesting a proxy card to complete, sign and return by mail. Internet and telephone voting procedures are described on the following page, in the Questions and Answers section beginning on page 49 of the Proxy Statement and on the proxy card.

By Order of the Board of Directors,

Kristin A. Campbell
Executive Vice President, General Counsel and Secretary

This Notice of Annual Meeting and Proxy Statement are first being distributed or made available, as the case may be, on or about March 29, 2019.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 9, 2019: This Proxy Statement and our Annual Report are available free of charge at www.proxyvote.com, a site that does not have "cookies" that identify visitors to the site.

VOTING INFORMATION

If at the close of business on March 15, 2019, you were a stockholder of record or held shares through a broker, bank or other nominee, you may vote your shares by proxy through the Internet, by telephone or by mail, or you may vote in person at the 2019 Annual Meeting of Stockholders (the "Annual Meeting"). For shares held through a broker, bank or other nominee, you may vote by submitting voting instructions to your broker, bank or other nominee. Please refer to information from your broker, bank or other nominee on how to submit voting instructions. To reduce our administrative costs and help the environment by conserving natural resources, we ask that you vote through the Internet or by telephone, both of which are available 24 hours a day. You may revoke your proxies at the times and in the manners described on page 51 of the Proxy Statement.

If you are a stockholder of record or hold shares through a broker, bank or other nominee and are voting by proxy, your vote must be received by 11:59 p.m., Eastern time, on May 8, 2019 to be counted.

To vote by proxy:

BY INTERNET

- Go to the website www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.
- You will need the 16-digit number included on your Notice of Internet Availability of Proxy Materials or proxy card to vote online.

BY TELEPHONE

- From a touch-tone telephone, dial 1-800-690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.
- You will need the 16-digit number included on your Notice of Internet Availability of Proxy Materials or proxy card in order to vote by telephone.

BY MAIL

- Request a proxy card from us by following the instructions on your Notice of Internet Availability of Proxy Materials.
- When you receive the proxy card, mark your selections on the proxy card.
- Date and sign your name exactly as it appears on your proxy card.
- Mail the proxy card in the enclosed postage-paid envelope provided to you.

YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

TABLE OF CONTENTS

HILTON WORLDWIDE HOLDINGS INC.

7930 Jones Branch Drive
Suite 1100
McLean, Virginia 22102
Telephone: (703) 883-1000

PROXY STATEMENT

Annual Meeting of Stockholders
May 9, 2019

2018 COMPANY PERFORMANCE HIGHLIGHTS



Net Income
$769M

Adj. EBITDA[1]
$2,101M



Pipeline +6%
Year-over-Year ("YOY")

Development Market Share Nearly 4X Current Share
Highest in Industry



Net Unit Growth +7%
YOY



Opened **>1 Hotel** per day



$1.9B Total Capital Returned to Stockholders



Launched Industry-Leading **Corporate Responsibility** Goals



Ranked
#1 Best Companies to Work For
#2 World's Best Workplace &
#1 for Parents & Diversity
in the U.S.

GOVERNANCE HIGHLIGHTS

Our commitment to strong governance practices is illustrated by the following:

- Annual election of directors
- Lead independent director
- Single class of voting stock
- Majority voting standard for directors in uncontested elections
- Proxy access by-law
- No stockholder rights plan; and if our Board were ever to adopt a stockholder rights plan in the future without prior stockholder approval, we would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year
- Named one of the "World's Most Ethical Companies" by The Ethisphere Institute

BOARD GENDER DIVERSITY



50% of our Directors are Women[2]



100% of our Committee Chairs are Women

VOTING ROADMAP

Our Board's Recommendation

Proposal No. 1: Election of All Director Nominees	**FOR**
Our Board of Directors believes that all of the director nominees listed in this Proxy Statement have the requisite qualifications to provide effective oversight of the Company's business and management.	Pg. **2**

Proposal No. 2: Approval of Employee Stock Purchase Plan	**FOR**
Our Compensation Committee and Board of Directors believe that the approval of the Hilton 2019 Employee Stock Purchase Plan is in the best interest of the Company and its stockholders.	Pg. **14**

Proposal No. 3: Ratification of the Appointment of Ernst & Young LLP as independent registered public accounting firm	**FOR**
Our Audit Committee and Board of Directors believe that the retention of Ernst & Young as the Company's independent registered public accounting firm for 2019 is in the best interest of the Company and its stockholders.	Pg. **17**

Proposal No. 4: Advisory Vote on Executive Compensation	**FOR**
We are seeking a non-binding, advisory vote to approve, and our Board of Directors recommends the approval of, the 2018 compensation paid to our named executive officers, which is described in the section of this Proxy Statement entitled "Executive Compensation."	Pg. **18**

[1] Please see Annex A for additional information and a reconciliation of Adjusted EBITDA to financial measures derived in accordance with United States generally accepted accounting principles ("GAAP").

[2] Excluding our CEO; including the CEO, 44% of our directors are women.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Our Board of Directors (the "Board" or "Board of Directors") has considered and nominated the following nominees for a one-year term expiring at the 2020 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified: Christopher J. Nassetta; Jonathan D. Gray; Charlene T. Begley; Melanie L. Healey; Raymond E. Mabus, Jr.; Judith A. McHale; John G. Schreiber; Elizabeth A. Smith and Douglas M. Steenland. Action will be taken at the Annual Meeting for the election of these nominees.

Unless otherwise instructed, the persons named in the form of proxy card (the "proxyholders") included with this Proxy Statement, as filed with the Securities and Exchange Commission ("SEC"), intend to vote the proxies held by them for the election of the director nominees. If any of these nominees ceases to be a candidate for election by the time of the Annual Meeting, such proxies may be voted by the proxyholders in accordance with the recommendation of the Board. Except where the context requires otherwise, references to the "Company," "Hilton," "we," "us" and "our" refer to Hilton Worldwide Holdings Inc.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS IN 2019

The following information describes the offices held, other business directorships and the term of each director nominee as of March 1, 2019. Beneficial ownership of equity securities of the director nominees is shown under "Ownership of Securities" below.

Christopher J. Nassetta



Christopher J. Nassetta, 56, joined Hilton as President and Chief Executive Officer in December 2007 and has served as a director of Hilton since that time. Previously, he was President and Chief Executive Officer of Host Hotels and Resorts, Inc., a position he held from May 2000 until October 2007. He joined Host in 1995 as Executive Vice President and was elected Chief Operating Officer in 1997. Before joining Host, Mr. Nassetta co-founded Bailey Capital Corporation, a real estate investment and advisory firm, in 1991. Prior to this, he spent seven years at The Oliver Carr Company, a commercial real estate company, where he ultimately served as Chief Development Officer. Mr. Nassetta is an Advisory Board member for the McIntire School of Commerce at the University of Virginia and is Vice Chairman of the Corporate Fund for The John F. Kennedy Center for the Performing Arts. He is on the board of the Wolf Trap Foundation for the Performing Arts. He is also a member of the board of directors, nominating and corporate governance committee and compensation committee of CoStar Group, Inc. He is also a member and a past Chairman of The Real Estate Roundtable, Chairman and Executive Committee member of the World Travel & Tourism Council, a member of the Economic Club of Washington, a member of Federal City Council, and has served in various positions at the Arlington Free Clinic. Mr. Nassetta graduated from the McIntire School of Commerce at the University of Virginia with a degree in Finance.

Qualifications, Attributes, Skills and Experience: experience as an executive in the hospitality industry, extensive financial background and experience with real estate investments; his role as our President and Chief Executive Officer brings management perspective to board deliberations and provides valuable information about the status of our day-to-day operations.

Jonathan D. Gray



Jonathan D. Gray, 49, is Chairman of our Board and has served as a director of Hilton since 2007. Mr. Gray is President and Chief Operating Officer of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P. ("Blackstone"), and has served as a member of the board of directors of Blackstone since February 2012. He previously served as global head of real estate for Blackstone from January 2012 through February 2018. He also sits on Blackstone's management committee. Mr. Gray served as a senior managing director and co-head of real estate from January 2005 to December 2011. Since joining Blackstone in 1992, Mr. Gray has helped build the largest private equity real estate platform in the world with over $120 billion in investor capital under management as of September 30, 2018. Mr. Gray received a B.S. in Economics from the Wharton School, as well as a B.A. in English from the College of Arts and Sciences at the University of Pennsylvania, where he graduated magna cum laude and was elected to Phi Beta Kappa. He also serves on the board of Harlem Village Academies and Trinity School. He previously served as a board member of Nevada Property 1 LLC (The Cosmopolitan of Las Vegas), Invitation Homes Inc., Brixmor Property Group and La Quinta Holdings Inc. Mr. Gray and his wife, Mindy, have established the Basser Research Center at the University of Pennsylvania School of Medicine, which focuses on the prevention and treatment of certain genetically caused breast and ovarian cancers.

Qualifications, Attributes, Skills and Experience: substantial experience with real estate investing and extensive financial background, including in-depth knowledge of the real estate and hospitality industries.

Charlene T. Begley



Charlene T. Begley, 52, has served as a director of Hilton since 2017. Ms. Begley served in various capacities at General Electric Company from 1988 through 2013. Most recently, she served in a dual role as Senior Vice President and Chief Information Officer, as well as the President and Chief Executive Officer of GE's Home and Business Solutions business from January 2010 through December 2013. Ms. Begley served as President and Chief Executive Officer of GE Enterprise Solutions from August 2007 through December 2009. During her career at GE, she served as President and Chief Executive Officer of GE Plastics and GE Transportation, led GE's Corporate Audit staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms. Begley currently serves as a director and member of the audit committee and management compensation committee of Nasdaq, Inc., and as a director and member of the audit and nominating committees of Red Hat, Inc.

Qualifications, Attributes, Skills and Experience: extensive business and management expertise, including leading divisions of a global enterprise, significant experience in technology, finance and information security, and service as a director of several public companies.

Melanie L. Healey



Melanie L. Healey, 57, has served as a director of Hilton since 2017. Ms. Healey served as Group President of The Procter & Gamble Company from 2007 to 2015. During her tenure at Procter & Gamble, one of the leading providers of branded consumer packaged goods, Ms. Healey held several leadership roles, including Group President and advisor to the Chairman and CEO, Group President, North America, and Group President, Global Health, Feminine and Adult Care Sector. Ms. Healey has more than 30 years of strategic, branding and operating experience from leading consumer goods companies including Procter & Gamble, Johnson & Johnson and S.C. Johnson & Sons. Ms. Healey also serves as a director of PPG Industries, Inc., Verizon Communications Inc. and Target Corporation.

Qualifications, Attributes, Skills and Experience: extensive business and management experience, including leadership roles in a global enterprise, significant experience in strategy, brands, consumer marketing and international operations, and service as a director of several public companies.

Raymond E. Mabus, Jr.



Raymond E. Mabus, Jr., 70, has served as a director of Hilton since 2017. Mr. Mabus brings significant public sector experience to the Hilton board, having served as the 75th United States Secretary of the Navy from 2009 to 2017. He was the United States Ambassador to the Kingdom of Saudi Arabia from 1994 to 1996, the 60th Governor of Mississippi from 1988 to 1992, and Auditor of the State of Mississippi from 1984 to 1988. In the private sector, Mr. Mabus served as Chairman and Chief Executive Officer of Foamex International, and a member of the board of directors of Enersys and Kroll. He currently serves on the board of directors of Dana Incorporated.

Qualifications, Attributes, Skills and Experience: extensive international experience, including as U.S. ambassador to Saudi Arabia, public policy and government relations experience, including as Secretary of the Navy and governor of the State of Mississippi, and public company executive and board experience.

Judith A. McHale



Judith A. McHale, 72, has served as a director of Hilton since 2013. Ms. McHale has served as President and Chief Executive Officer of Cane Investments, LLC since August 2011. From May 2009 to July 2011, Ms. McHale served as Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State. From 2006 to March 2009, Ms. McHale served as a Managing Partner in the formation of GEF/ Africa Growth Fund. Prior to that, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications. Ms. McHale currently serves on the board of directors of Ralph Lauren Corporation and Viacom, Inc. and previously served on the board of directors of Sea World Entertainment, Inc. Ms. McHale graduated from the University of Nottingham in England and Fordham University School of Law.

Qualifications, Attributes, Skills and Experience: extensive business and management expertise, including experience as a chief executive officer and director of several public companies, as well as prior service as a high-ranking official in the U.S. Department of State.

John G. Schreiber



John G. Schreiber, 72, has served as a director of Hilton since 2007. Mr. Schreiber is the President of Centaur Capital Partners, his family investment office, and a retired Partner and Co-Founder of Blackstone Real Estate Advisors (BREA). As Co-Chairman of the BREA Investment Committee, Mr. Schreiber oversaw all Blackstone real estate investments from 1992 to 2015. During that time, Blackstone invested over $75 billion of equity in a wide variety of real estate transactions. Mr. Schreiber is a past board member of Urban Shopping Centers, Inc., Host Hotels & Resorts, Inc., The Rouse Company, AMLI Residential Properties Trust, General Growth Properties, Inc., Blackstone Mortgage Trust Inc., Invitation Homes Inc. and Hudson Pacific Properties, Inc. He currently serves on the board of JMB Realty Corp. and Brixmor Property Group Inc. and is a director/trustee of a number of mutual funds managed by T. Rowe Price Associates and a Trustee of Loyola University of Chicago. Mr. Schreiber graduated from Loyola University of Chicago and received an M.B.A. from Harvard Business School.

Qualifications, Attributes, Skills and Experience: substantial experience with real estate investing and extensive financial background, including in-depth knowledge of the real estate and hospitality industries.

Elizabeth A. Smith



Elizabeth A. Smith, 55, has served as a director of Hilton since 2013. Ms. Smith is the Executive Chair of the Board of Directors of Bloomin' Brands, Inc. as of April 1, 2019. She served as Chairman since January 2012 and served as its Chief Executive Officer and a Director since November 2009. From September 2007 to October 2009, Ms. Smith was President of Avon Products, Inc., a global beauty products company, and was responsible for its worldwide product-to-market processes, infrastructure and systems, including Global Brand Marketing, Global Sales, Global Supply Chain and Global Information Technology. In January 2005, Ms. Smith joined Avon Products, Inc. as President, Global Brand, and was given the additional role of leading Avon North America in August 2005. From September 1990 to November 2004, Ms. Smith worked in various capacities at Kraft Foods Inc. Ms. Smith currently serves on the board of directors of U.S. Fund for UNICEF and Atlanta Federal Reserve Board. Ms. Smith served as a member of the board of directors and audit committee member of Staples, Inc. from September 2008 to June 2014. Ms. Smith holds a bachelor's degree, Phi Beta Kappa, from the University of Virginia and an M.B.A. from the Stanford Graduate School of Business.

Qualifications, Attributes, Skills and Experience: experience in strategy, brands, marketing and sales, as well as corporate finance and financial reporting developed in her executive level roles where her responsibilities have included direct financial oversight of multinational companies with multiple business units.

Douglas M. Steenland



Douglas M. Steenland, 67, has served as a director of Hilton since 2009. Mr. Steenland worked for Northwest Airlines Corporation from September 1991 to October 2008, serving as Chief Executive Officer from April 2004 to October 2008 and as President from February 2001 to April 2004. During his tenure at Northwest Airlines, he also served as Executive Vice President, Chief Corporate Officer and Senior Vice President and General Counsel. Mr. Steenland retired from Northwest Airlines upon its merger with Delta Air Lines, Inc. Prior to his time at Northwest Airlines, Mr. Steenland was a senior partner at a Washington, D.C. law firm that is now part of DLA Piper. Mr. Steenland is currently chairman of the board of directors of American International Group, Inc. and chairman of the board of directors of Travelport Worldwide Limited, where he also serves on the nominating and corporate governance committee. In the past five years, Mr. Steenland served as a director of Performance Food Group Company, Digital River, Inc. and Chrysler Group LLC. Mr. Steenland received a B.A. from Calvin College and is a graduate from The George Washington University Law School.

Qualifications, Attributes, Skills and Experience: experience in managing large, complex, international institutions generally and experience as a member of global public company boards and an executive in the travel and hospitality industries in particular.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS

Our Board manages or directs our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. Our Board has a majority of independent directors, and all of our Board's committees are fully independent.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

- a single class of voting stock;
- annual election of directors;
- a majority voting standard for directors in uncontested elections;
- a lead independent director;
- a "proxy access" by-law;
- regular executive sessions of independent directors;
- regular Board and committee evaluations led by our lead independent director;
- no stockholder rights plan; and if our Board were ever to adopt a stockholder rights plan in the future without prior stockholder approval, we would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year; and
- a range of other corporate governance best practices, including limits on the number of directorships held by our directors to prevent "overboarding," stock ownership guidelines for our executives and directors, a robust director education program, rotation of committee members, a commitment to Board refreshment and diversity, and an extensive director nominee selection process.

DIRECTOR INDEPENDENCE AND INDEPENDENCE DETERMINATIONS

Under our Corporate Governance Guidelines and NYSE rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries. In addition, the director must meet the bright-line tests for independence set forth by the NYSE rules.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require the Board to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, the Board will determine, considering all relevant facts and circumstances, whether that relationship is material.

Our Board has affirmatively determined that each of Ms. Begley, Ms. Healey, Mr. Mabus, Ms. McHale, Mr. Schreiber, Ms. Smith and Mr. Steenland is independent under the guidelines for director independence set forth in our Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership. Our Board also has determined that each of Ms. Begley, Mr. Mabus, and Mr. Steenland is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In making its independence determinations, the Board considered and reviewed all information known to it (including information identified through annual directors' questionnaires).

BOARD STRUCTURE

Our Board of Directors is led by Mr. Steenland, our lead independent director, and Mr. Gray, our Non-Executive Chairman. The Chief Executive Officer position is separate from the Chairman position. Although we believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time, our Board believes that the Company and stockholders are best served by maintaining flexibility to determine whether and when the Chairperson and CEO positions should be separate or combined to provide the appropriate leadership. Responsibilities of our lead independent director include serving as a liaison between the Chief Executive Officer and independent and non-management directors, advising as to the scope and production of Board materials, managing our Board's self-evaluation process, providing input on meeting agendas, chairing executive sessions of independent directors, monitoring communications between stockholders and our board, and consulting on corporate governance matters. Our Board appointed a new Nominating and Corporate Governance Committee Chair in November 2017 and new Audit and Compensation Committee chairs in 2018 as part of a practice to refresh committee leadership from time to time.

BOARD COMMITTEES AND MEETINGS

The following table summarizes the current membership of each of the Board's standing committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Christopher J. Nassetta			
Jonathan D. Gray			
Charlene T. Begley	Chair		X
Melanie L. Healey		X	
Raymond E. Mabus, Jr.	X		
Judith A. McHale		Chair	
John G. Schreiber		X	
Elizabeth A. Smith			Chair
Douglas M. Steenland	X		X

We expect all directors to attend all meetings of the Board, meetings of the committees of which they are members and the annual meeting of stockholders. During the year ended December 31, 2018, the Board held four meetings, the Audit Committee held nine meetings, the Compensation Committee held four meetings and the Nominating and Corporate Governance Committee held five meetings. In 2018, all of our director nominees attended at least 75% of the meetings of the Board and committees on which he or she served as a member. We expect all directors to attend any meeting of stockholders. All of our directors attended the 2018 Annual Meeting of Stockholders.

COMMITTEE MEMBERSHIP

AUDIT COMMITTEE

All members of the Audit Committee have been determined to be "independent," as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors generally and audit committees in particular. Our Board also has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the listing standards of the NYSE. In addition, our Board has determined that each of Ms. Begley and Mr. Steenland qualifies as an audit committee financial expert as defined by applicable SEC regulations.

The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at www.ir.hilton.com under Investors: Corporate Governance: Governance Documents: Audit Committee Charter, and include among others:

- assisting the Board with its oversight of our accounting and financial reporting process and financial statement audits;
- assisting the Board with its oversight of our disclosure controls procedures and our internal control over financial reporting;
- assessing the independent registered public accounting firm's qualifications and independence;
- engaging the independent registered public accounting firm;
- overseeing the performance of our internal audit function and independent registered public accounting firm;
- assisting with our compliance with legal and regulatory requirements in connection with the foregoing;
- overseeing our exposure to risk, including, but not limited to, data privacy and security, business continuity and operational risks;
- reviewing related party transactions; and
- overseeing compliance with our Code of Conduct.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Audit Committee include reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements and quarterly financial statements prior to inclusion in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or other public filings in accordance with applicable rules and regulations of the SEC.

On behalf of the Board, the Audit Committee plays a key role in the oversight of our risk management policies and procedures. See "Oversight of Risk Management" below.

COMPENSATION COMMITTEE

All members of the Compensation Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors generally, and compensation committees in particular. In addition, all members qualify as "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act and as "outside directors" for purposes of Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found at www.ir.hilton.com under Investors: Corporate Governance: Governance Documents: Compensation Committee Charter, and include among others:

- establishing, maintaining and administering compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;
- overseeing the goals, objectives and compensation of our President and Chief Executive Officer, including evaluating the performance of the President and Chief Executive Officer in light of those goals;
- overseeing the goals, objectives and compensation of our other executives and directors;
- assisting with our compliance with the compensation rules, regulations and guidelines promulgated by the NYSE, the SEC and other law, as applicable; and
- issuing a report on executive compensation for inclusion in our annual proxy statement and annual report.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of the Compensation Discussion and Analysis for inclusion in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more of our officers the authority to make awards to employees other than any Section 16 officer under our incentive compensation or other equity-based plan, subject to compliance with the plan and the laws of our state of jurisdiction.

The Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable. In accordance with this authority, the Compensation Committee has engaged the services of Exequity LLP ("Exequity") as its independent outside compensation consultant since 2012. All executive compensation services provided by Exequity were conducted under the direction or authority of the Compensation Committee, and all work performed by Exequity was pre-approved by the Compensation Committee. Neither Exequity nor any of its affiliates maintains any other direct or indirect business relationships with us or any of our subsidiaries. The Compensation Committee evaluated whether any work provided by Exequity raised any conflict of interest for services performed during 2018 and determined that it did not.

As requested by the Compensation Committee, in 2018, Exequity's services to the Compensation Committee included, among other things, providing perspective on current trends and developments in executive and director compensation as well as analysis of benchmarking data and confirmation of our peer group composition.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

All members of the Nominating and Corporate Governance Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The duties and responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter, which may be found at www.ir.hilton.com under Investors: Corporate Governance: Governance Documents: Nominating and Corporate Governance Committee Charter, and include among others:

- advising the Board concerning the appropriate composition and qualifications of the Board and its committees, and its leadership structure;
- identifying individuals qualified to become Board members;
- recommending to the Board the persons to be nominated by the Board for election as directors at any meeting of stockholders;
- recommending to the Board the members of the Board to serve on the various committees;
- developing and recommending to the Board a set of corporate governance guidelines and assisting the Board in complying with them; and
- overseeing the evaluation of the Board and the Board's committees.

OVERSIGHT OF RISK MANAGEMENT

The Board of Directors has overall responsibility for risk oversight, including, as part of regular Board and committee meetings, general oversight of executives' management of risks relevant to the Company. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the Board of Directors in reviewing our business strategy is an integral aspect of the Board's assessment of management's tolerance for risk and its determination of what constitutes an appropriate level of risk for the Company. While the full Board has overall responsibility for risk oversight, it is supported in this function by its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the committees regularly reports to the Board.

The Audit Committee assists the Board in fulfilling its risk oversight responsibilities by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls, our compliance with legal and regulatory requirements and our enterprise risk management program. Through its regular

meetings with management, including the finance, legal, internal audit, tax, compliance, and information technology functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board all areas of risk and the appropriate mitigating factors. The Audit Committee assists the Board in monitoring cybersecurity risk by receiving quarterly reports from our information technology team that cover, among other things, our information security framework, threat assessment, response readiness, and training efforts. The Compensation Committee assists the Board by overseeing and evaluating risks related to the Company's compensation structure and compensation programs, including the formulation, administration and regulatory compliance with respect to compensation matters, and coordinating, along with the Board's Chair, succession planning discussions. The Nominating and Corporate Governance Committee assists the Board by overseeing and evaluating programs and risks associated with Board organization, membership and structure, and corporate governance. In addition, our Board receives periodic detailed operating performance reviews from management. Our chief risk officer updates the Audit Committee on a quarterly basis and the full Board on an annual basis and as needed.

EXECUTIVE SESSIONS

Executive sessions, which are meetings of the non-management members of the Board, are regularly scheduled throughout the year. In addition, at least once a year, the independent directors meet in a private session that excludes management. Our lead independent director presides at these sessions.

BOARD AND COMMITTEE EVALUATIONS

The Board and its committees conduct annual self-evaluations to assess the effectiveness of the Board and committees. The self-assessments focus on the Board's and each committee's and their respective members' performance and contribution to the Company as well as provide constructive feedback.

COMMITTEE CHARTERS AND CORPORATE GOVERNANCE GUIDELINES

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Corporate Governance Guidelines and committee charters are reviewed from time to time by the Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by the Board.

Our Corporate Governance Guidelines, our Audit, Compensation and Nominating and Corporate Governance Committee charters and other corporate governance information are available on the Corporate Governance page of the Investors section on our website at www.ir.hilton.com. Any stockholder also may request them in print, without charge, by contacting the Office of the Corporate Secretary at Hilton Worldwide Holdings Inc., 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102.

CODE OF CONDUCT

We maintain a Code of Conduct that is applicable to all of our directors, officers and employees, including our Chair, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers. The Code of Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, compliance with laws, human rights, use of our assets and business conduct and fair dealing. This Code of Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. We will, if required, disclose within four business days any substantive changes in or waivers of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on our website within four business days of the date of such waiver.

The Code of Conduct may be found on our website at www.ir.hilton.com under Investors: Corporate Governance: Governance Documents: Code of Conduct.

CORPORATE RESPONSIBILITY

Our Board receives periodic updates from management on the Company's corporate responsibility strategy and initiatives. Travel with Purpose, our corporate responsibility strategy, is our commitment to drive responsible travel and tourism globally. We consistently review and build on our robust commitments to economic opportunity, environmental stewardship, and community resiliency. Our Travel with Purpose 2030 goals, announced during 2018, are to double our investment in social impact and cut our environmental footprint in half by 2030. These goals include 23 targets encompassing the Company's operations, communities and supply chain.

We are committed to reducing our environmental footprint through energy and carbon management, water stewardship, waste reduction and responsible sourcing and to doubling our investment in social impact through creating economic opportunities, spurring local investment, respecting human rights and providing disaster relief. To those ends, we invested in various initiatives in 2018, including:

- becoming the first major hotel brand to set science-based carbon reduction targets;
- implementing a food waste reduction program to encourage all managed hotels to reduce the amount of food being wasted by donating edible food to the needy in local communities and diverting remaining food waste from landfills through composting and other means;
- expanding our existing soap recycling program to 2,500 hotels as part of our commitment to sending zero soap to landfill;

- announcing initial investment of $1 million to drive sustainable travel and tourism in Africa;

- connecting, preparing or employing more than 900,000 young people through our Open Doors Pledge;

- supporting 3,000+ women-, minority-, Veteran-, and LGBTQ-owned business through our award-winning Supplier Diversity Program;

- volunteering more than 235,000 hours across 93 countries during Global Week of Service and dedicating $3 million in support to Disaster Relief (to date);

- diverting over 2 million pounds of soap and plastic bottles from waste;

- launching a brand standard to remove plastic straws, stir sticks and cocktail picks from all hotel operations; and

- maintaining what we believe is the largest certified building portfolio in the world, with all hotels globally certified to ISO 9001 (Quality Management), ISO 14001 (Environmental Management) and ISO 50001 (Energy Management) standards.

LightStay, our proprietary corporate responsibility performance measurement platform, is a global brand standard that allows us to manage the impact of our hotels on the environment and global community. *LightStay* helps us to measure, analyze and improve our use of natural resources, the opportunities we create, and our community service. In 2018 and for the second year in a row, Hilton was named to the Dow Jones Sustainability Index North America as an industry leader across economic, social and environmental criteria, and a Top-50 company for diversity by DiversityInc. We also were recognized as the Most JUST Company in our industry on America's Top 100 Most JUST companies by Forbes. In February 2019, Hilton was named one of the "World's Most Ethical Companies" by The Ethisphere Institute for the second year in a row.

DIRECTOR NOMINATION PROCESS

The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board and recommends nominees for director to the Board for election. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates. At a minimum, the Nominating and Corporate Governance Committee assesses each candidate's strength of character, judgment, industry knowledge or experience, his or her ability to work collegially with the other members of the Board and his or her ability to satisfy any applicable legal requirements or listing standards. In addition, although the Board considers diversity of viewpoints, background and experiences, the Board does not have a formal diversity policy. In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources, including third party recommendations. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company The Nominating and Corporate Governance Committee uses the same criteria for evaluating candidates regardless of the source of the referral or recommendation. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

In connection with its annual recommendation of a slate of nominees, the Nominating and Corporate Governance Committee also may assess the contributions of those directors recommended for re-election in the context of the Board evaluation process and other perceived needs of the Board. When considering whether the directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on the information discussed in each board member's biographical information set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. This process resulted in the Board's nomination of the incumbent directors named in this Proxy Statement and proposed for election by you at the upcoming Annual Meeting.

The Nominating and Corporate Governance Committee will consider director candidates nominated by stockholders. Our by-laws allow a single stockholder, or group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years as of the date of nomination to nominate and include in our proxy statement director nominees constituting up to the greater of two individuals and 20% of the number of directors then serving, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in our by-laws, including that notice of a nomination be provided to our Secretary at the address below not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting. A non-proxy access director nomination must notify our Secretary in writing not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Any nomination submitted to our Secretary should be in writing, satisfy the requirements contained in our by-laws, and include any necessary supporting material in support of the nomination, but must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected. The address to submit a nomination is: Office of the Corporate Secretary, Hilton Worldwide Holdings Inc., 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102. All nominations received by our Secretary that satisfy our by-law requirements relating to director nominations will be presented to the Nominating and Corporate Governance Committee for consideration. Stockholders also must satisfy the notification, timeliness, consent and information requirements set forth above and in our by-laws. These requirements also are described under the caption "Stockholder Proposals for the 2020 Annual Meeting."

COMMUNICATIONS WITH THE BOARD

As described in the Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of the Board, including the chairperson of the Audit, Compensation, or Nominating and Corporate Governance Committees, or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to the Office of the Corporate Secretary, 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102, who will forward such communication to the appropriate party.

COMPENSATION OF DIRECTORS

We use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. Our employee and non-independent directors received no compensation for serving on the Board during 2018.

ANNUAL COMPENSATION PROGRAM

Each independent director was entitled to annual compensation for the period from our 2018 annual meeting until our 2019 annual meeting, as shown in the table below. As part of its periodic review of the annual director compensation program, the Board approved the following changes in 2018: in addition to the regular annual cash retainer for Board members, to provide the lead independent director an additional annual cash retainer of $75,000; to increase the amount of the annual equity award for Board members by $10,000; to increase the amount of the audit and compensation committee chair retainers by $5,000; to increase the amount of the audit committee member retainer by $7,500; and to increase the amount of each of the compensation and nominating and corporate governance committee member retainers by $2,500. The Board determined, with input from its independent outside compensation consultant, to make adjustments to the annual equity award and cash retainers in order to better align the independent directors' compensation with the Company's peers and the market generally.

Pay Element	Retainer Amount [1][2]
Board Annual Equity	$160,000
Board Annual Cash	$ 95,000
Lead Independent Director	$ 75,000
Committee Chair – Audit	$ 30,000
Committee Chair – Compensation	$ 25,000
Committee Chair – Nominating and Corporate Governance	$ 20,000
Other Committee Members – Audit	$ 15,000
Other Committee Members – Compensation; Nominating and Corporate Governance	$ 10,000

[1] All of our directors are reimbursed for reasonable travel and related expenses associated with attendance at Board or committee meetings. In addition, our independent directors are reimbursed for reasonable personal hotel costs when they stay at Company-branded hotels; similar lifetime benefits are available to independent directors who retire from the Board with at least seven years of service.

[2] Cash compensation is payable on a semi-annual basis.

Equity awards are granted to our independent directors annually upon his or her election or reelection at our annual meeting of stockholders. The 2018 annual equity award was $160,000 and delivered in the form of deferred share units ("DSUs"), where the number of DSUs awarded is equal to $160,000 divided by the closing price of our common stock on the grant date. The equity currently held by our directors was awarded under the Hilton 2017 Omnibus Incentive Plan (the "2017 Incentive Plan") and, prior to its adoption, the Hilton Worldwide Holdings Inc. 2013 Omnibus Incentive Plan (the "2013 Incentive Plan" and, together with the 2017 Incentive Plan, the "Incentive Plans") and the material terms thereof are outlined in the table below.

Annual Equity	Vesting	Dividend Equivalents	Termination or Change in Control
DSUs Granted annually since 2015	Fully vested at the time of grant and settle in shares of common stock upon the earlier of termination of service for any reason or a change in control	Accrue in the form of additional DSUs in an amount equal to the fair market value of the dividend payment as of the dividend payment date, payable at settlement	Immediately settle

SPECIAL COMMITTEE

In addition to the three above-referenced standing Board committees, in 2018, the Board established a special committee to review and provide oversight of specific transactions related to the investment by HNA Tourism Group Co., Ltd. and certain of its affiliates (collectively, "HNA") in the Company. The members of the special committee were Ms. Begley, Ms. McHale and Mr. Steenland. Each member earned a $10,000 cash retainer plus a $500 cash payment for each meeting attended or workday spent addressing these transactions. During 2018, the special committee met four times.

STOCK OWNERSHIP POLICY

We have a stock ownership policy for our non-employee directors. Each of our independent directors is required to own our stock in an amount equal to five times his or her regular annual cash retainer. Each independent director, other than the directors appointed to the Board in 2017, currently satisfies the stock ownership requirement. For purposes of this requirement, a director's holdings include shares held directly or indirectly, individually or jointly, shares underlying vested options and shares held under a deferral or similar plan. Independent directors are expected to meet this ownership requirement within five years from the later of (1) December 11, 2013 and (2) the date he or she first becomes subject to the stock ownership policy.

DIRECTOR COMPENSATION FOR 2018

The table below sets forth information regarding non-employee director compensation for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards [1] ($)	All Other Compensation [2] ($)	Total ($)
Charlene T. Begley	$134,500	$159,975	$10,841	$305,316
Jonathan D. Gray	—	—	—	—
Melanie L. Healey	$103,750	$159,975	—	$263,725
Raymond E. Mabus, Jr.	$106,250	$159,975	$11,788	$278,013
Judith A. McHale	$127,000	$159,975	—	$286,975
John G. Schreiber	$110,000	$159,975	—	$269,975
Elizabeth A. Smith	$115,000	$159,975	—	$274,975
Douglas M. Steenland	$173,250	$159,975	—	$333,225
Zhang Ling [3]	—	—	—	—

[1] Represents the grant date fair value of DSUs computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718, without taking into account estimated forfeitures, based on the closing price on the NYSE of our common stock on the grant date. Each eligible non-employee director was granted 1,933 DSUs on May 10, 2018, representing the director's annual equity award for the annual period from the 2018 annual meeting to the 2019 annual meeting. In accordance with the SEC's rules, dividend equivalents that accrued on the directors' 2018 DSU awards are not reported above because dividends were factored into the grant date fair value of these awards.

For details regarding the director's beneficial ownership of equity securities, including their outstanding DSUs, see "Ownership of Securities".

[2] Company-paid expenses incurred at Company-branded hotels while on personal travel.

[3] Mr. Zhang resigned from the Board in 2018.

EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is certain information regarding each of our current executive officers as of March 1, 2019, other than Mr. Nassetta, whose biographical information is presented under "Nominees for Election to the Board of Directors in 2019."

Kristin A. Campbell

Kristin A. Campbell, 57, joined Hilton as Executive Vice President and General Counsel in June 2011. She is responsible for leading Hilton's global legal and compliance functions. Ms. Campbell also is a director of Office Depot, Inc., chair of its corporate governance and nominating committee and a member of its compensation committee. Prior to Hilton, Ms. Campbell was Senior Vice President, General Counsel and Corporate Secretary of Staples, Inc., an international office products company from May 2007 to June 2011. Before joining Staples, Inc. in 1993, Ms. Campbell worked at the law firms Goodwin Procter LLP and Rackemann, Sawyer & Brewster. Ms. Campbell graduated summa cum laude from Arizona State University and received a J.D. from Cornell University Law School.

Ian R. Carter

Ian R. Carter, 57, has served as Executive Vice President and President, Global Development for Hilton since October 2012 and previously oversaw Operations for Hilton since August 2009. He previously served as Chief Executive Officer of Hilton International Co. prior to its re-acquisition by Hilton in February 2006. Prior to joining Hilton International in January 2005, Mr. Carter served as Officer and President of Black & Decker Corporation, Middle East, Africa and Asia. Prior to Black & Decker, Mr. Carter spent more than a decade with General Electric Plastics, ultimately serving as President of General Electric Specialty Chemical. Mr. Carter serves as a non-Executive Director on the Board of Burberry Group plc, and is President of the Dame Maureen Thomas Foundation for Young People. He serves as Vice Chairman of the board of advisors of the Boston University School of Hospitality Administration and on the board of directors of Visit Florida. Mr. Carter is non-executive chairman of the board of Del Frisco's Restaurant Group, Inc. Mr. Carter is a graduate of the University of West London, School of Business and Management, and received an honorary doctorate from the university.

Kevin J. Jacobs

Kevin J. Jacobs, 46, is Executive Vice President and Chief Financial Officer of Hilton, and oversees all of the Company's finance and real estate functions. He joined Hilton in 2008 as Senior Vice President, Corporate Strategy; was elected Treasurer in 2009; was appointed Executive Vice President and Chief of Staff in 2012; and assumed his current role in 2013. Previously, he was Senior Vice President, Mergers & Acquisitions and Treasurer of Fairmont Raffles Hotels International. Prior to joining Fairmont Raffles, Mr. Jacobs spent seven years with Host Hotels and Resorts, Inc., most recently as Vice President, Corporate Finance & Investor Relations, preceded by various roles at PricewaterhouseCoopers LLP and Cushman & Wakefield, Inc. Mr. Jacobs is a member of the Dean's Advisory Board of the Cornell University School of Hotel Administration, a member of the Hotel Development Council of the Urban Land Institute, a Trustee and member of the Executive Committee of the Federal City Council, and serves on the board of directors of Goodwill of Greater Washington. He is a graduate of the Cornell University School of Hotel Administration.

Matthew W. Schuyler

Matthew W. Schuyler, 53, has served as our Executive Vice President and Chief Human Resources Officer since June 2009 and leads the Company's global human resources organization. Mr. Schuyler was previously Chief Human Resources Officer at Capital One Financial Corporation from April 2002 to June 2009. Prior to Capital One, Mr. Schuyler served as Senior Vice President of Human Resources with Cisco Systems, Inc. and as a Partner with PricewaterhouseCoopers in the Global Human Resources Group. He serves as the Vice-Chair of the Penn State University Board of Trustees. Mr. Schuyler holds a B.S. from Penn State University and an M.B.A. from the University of Michigan.

Christopher W. Silcock

Christopher W. Silcock, 47, has served as Executive Vice President and Chief Commercial Officer since September 2015 and oversees Pricing and Revenue Management, Sales, Distribution and Enterprise Data and Analytics. Mr. Silcock previously served as our Head of Sales and Revenue Management from September 2014 and Senior Vice President Revenue Management and Online from January 2013. Prior to that he was Senior Vice President Revenue Management since March 2009. Mr. Silcock holds a bachelor's of science degree in Computer Studies from University of Essex and studied music prior to his hospitality career.

Jonathan W. Witter

Jonathan W. Witter, 49, has served as Executive Vice President and Chief Customer Officer since April 2017. From February 2012 to March 2017, Mr. Witter was President, Retail and Direct Banking of Capital One Financial Corporation. Mr. Witter joined Capital One in December 2010 as an Executive Vice President in Retail Banking. From September 2011 until February 2012, Mr. Witter served as President, Retail and Small Business Banking. Mr. Witter also was a director of ING Bank, fsb. from February 2012 to November 2012. Prior to joining Capital One, Mr. Witter held various positions, including executive vice president and head of general Bank Distribution at Wachovia (now Wells Fargo & Company), managing director and president of Morgan Stanley Private Bank NA, a global financial services firm, and Chief Operating Officer of Morgan Stanley's Retail Banking Group.

PROPOSAL NO. 2 — APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

Our Compensation Committee and Board have unanimously approved the Hilton 2019 Employee Stock Purchase Plan (the "ESPP"), subject to stockholder approval. The following sections summarize the material terms of the ESPP. These sections are qualified in their entirety by the full text of the ESPP, which is included as Annex B to this Proxy Statement.

EMPLOYEE STOCK PURCHASE PLAN

Purpose. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986 (the "Code"), and permits participants to be eligible to receive favorable tax treatment of shares acquired under the ESPP, as described below (such offerings, "Section 423 Offerings"). However, the Committee may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code.

Effective Date. If approved by stockholders, the ESPP will become effective on May 9, 2019. The term of the ESPP will continue until terminated by the Board or the date that all shares available for issuance under the ESPP have been issued.

Administration. The ESPP will be administered by the Compensation Committee of the Board unless the Board elects to administer the ESPP. For the purposes of this summary, references to the "Committee" include the Compensation Committee and the Board as well as any administrator, including Hilton management, to which the Committee has delegated any of its responsibilities and powers. The Committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to the ESPP terms and applicable law, the Committee has the full and final authority to construe and interpret the ESPP and adopt rules and regulations for the administration of the ESPP as the Committee deems appropriate. The Committee may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate specific requirements of local laws and procedures for non-U.S. jurisdictions that will not be required to comply with Section 423 of the Code to the extent they are inconsistent with the requirements of those regulations, the terms of which may take precedence over the terms of the ESPP.

Shares Reserved for the ESPP. The aggregate number of shares of common stock that may be issued under the ESPP may not exceed 4,000,000 shares. The number of shares issuable under the ESPP and the terms of purchase rights to acquire such shares are subject to adjustment in connection with certain corporate and recapitalization events as described in the ESPP. If a purchase right expires or is terminated, surrendered or canceled without being purchased, in whole or in part, the number of shares subject to the purchase right will again be available for grant under the ESPP.

ESPP Provisions. A participant may acquire common stock under the ESPP by authorizing payroll contributions to purchase shares of common stock. Contributions must be at a rate of between 1% and 15% (in whole percentages only) of the participant's total compensation (including base salary, wages, bonuses, commissions and other forms of incentive compensation, paid tips (other than cash tips), gratuities and service charges but excluding gifts, prizes, awards, relocation payments or similar elements of compensation). A participant may not make separate cash payments into his or her account except as required by applicable law. All contributions made by a participant will be credited (without interest) to his or her account. A participant may withdraw contributions credited to his or her account during a purchase period at any time before the applicable purchase period end date. A participant may discontinue plan participation as provided in the ESPP, but no other change may be made during a purchase period except (i) a participant may reduce the amount of contributions one time during a purchase period and (ii) a participant's contribution election may be decreased to 0% at any time during a purchase period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP.

The ESPP provides for two six-month purchase periods in each calendar year unless otherwise determined by the Committee. The first purchase period during a calendar year will generally begin on May 1 and end on October 31 of that year. The second purchase period in a calendar year will generally begin on November 1 and end on April 30 of the following year. Notwithstanding the foregoing, the first purchase period after the effective date of the ESPP will begin and end on dates determined by the Committee in its discretion. The Committee has the authority to change the duration of a purchase period (including the start and end date); provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.

On the first day of a purchase period, a participant will be granted a purchase right to purchase shares of common stock at the applicable purchase price. Subject to the limit below, the number of shares of common stock is determined by dividing the amount of the participant's contributions accumulated as of the last day of the purchase period by the applicable purchase price; *provided* that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year; and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as described below). The number of shares of our common stock that may be purchased by all participants in any particular purchase period is limited to 500,000 shares (subject to adjustment as provided in the ESPP), and the maximum number of shares of our common stock that may be purchased by any participant during any purchase period is limited to 1,500 shares. The Committee may modify this limit from time to time by resolution or otherwise. The number of shares subject to purchase rights will be adjusted as necessary to conform to the above limitations.

The purchase price will be 85% (or such greater percentage as determined by the Committee prior to the commencement of any purchase period) of the lesser of (i) fair market value per share of our common stock as determined on the purchase period end date or (ii) fair market value per share of our common stock as determined on the purchase period start date (provided that, in no event may the purchase price be less than the par value per share of our common stock).

A participant's right to purchase shares of common stock during a purchase period will occur automatically on the purchase period end date unless the participant withdraws or his or her participation is terminated. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant's termination of employment or the last day of the applicable purchase period. Purchase rights are not transferable other than by will or the laws of descent and distribution.

Amendment; Termination. The ESPP may be amended, altered, suspended and/or terminated at any time by the Board, except that approval of an amendment to the ESPP by our stockholders will be required to the extent that stockholder approval of such amendment is required by applicable law. The Committee may (subject to the provisions of Section 423 of the Code for Section 423 Offerings and the ESPP) amend, alter, suspend and/or terminate any purchase right granted under the ESPP, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the Committee is authorized to amend the ESPP and any purchase right to the extent necessary to comply with applicable law and to make adjustments to purchase rights in recognition of certain unusual or nonrecurring events affecting us or any parent or subsidiary or our financial statements (or those of any parent or subsidiary) or changes in applicable law or accounting principles.

Eligible Participants. Purchase rights may only be granted to eligible employees of a designated company (as defined below). Generally, any eligible employee who has completed 90 days' employment and who is employed on the date his or her participation is to become effective is eligible to enroll as a participant in the ESPP for any purchase periods that start on or after the 90-day period has concluded. An "eligible employee" is any employee of a designated company except for (i) any employee who is a Section 16(a) officer and/or is subject to disclosure requirements of the Securities Exchange Act of 1934, (ii) any employee who has been employed for less than 90 days or (iii) any employee whose customary employment is for not more than five months in any calendar year. Eligible employees who are citizens or residents of a foreign jurisdiction may be excluded from the ESPP or an offering if the grant of a purchase right would be prohibited by applicable law or would cause the ESPP or offering to violate the requirements of Section 423 of the Code. However, no employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A "designated company" is Hilton or any subsidiary or affiliate of Hilton, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the ESPP; *provided* that only Hilton and its corporate subsidiaries may be designated companies for Section 423 Offerings. The Committee has not yet determined which subsidiaries or affiliates will be "designated companies" for purposes of the ESPP and, accordingly, we are unable to estimate the number of potential participants in the ESPP at this time.

Effect of a Change in Control; Adjustments. If there is any change in the outstanding shares of our common stock because of a merger, change in control, consolidation, recapitalization or reorganization involving Hilton, or if the Board declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in the capital stock structure of Hilton affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the Committee will make such adjustments to purchase rights or to any ESPP provision as the Committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change in control, the Committee's discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:

- assumption or substitution of purchase rights by a successor entity;
- selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change in control;
- termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change in control; or
- continuation of outstanding purchase rights unchanged.

Plan Benefits. Benefits under the ESPP will depend on participants' elections to participate and the fair market value of our common stock at various future dates. As a result, it is not possible as of the date of this summary to determine future benefits that will be received by executive officers and other employees; *provided* that, as noted above, employees who are Section 16(a) officers are ineligible to participate in the ESPP. Each participant is limited to the $25,000 annual purchase restriction as well as the participant and purchase period restrictions described above.

FEDERAL TAX CONSEQUENCES

The following summary generally describes the principal U.S. federal (and not state, foreign or local) income tax consequences under the ESPP to Hilton and participating employees as of the date of this proxy statement. The summary is general in nature and

is not intended to cover all the tax consequences that may apply to a particular employee or Hilton. The provisions of the Code and related regulations concerning these matters are complicated, and their impact in any one case may depend upon the particular circumstances.

As noted above, the ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under Section 423 of the Code, an employee who elects to participate in the ESPP will not recognize income and Hilton will not receive a deduction at the time a purchase right is granted or when the shares purchased under the ESPP are transferred to the participant. Participants will, however, recognize income when they sell or dispose of the shares purchased under the ESPP. If an employee disposes of such shares after two years from the date of grant of the purchase right and after one year from the date of the purchase of such shares (or if the employee dies), the employee will recognize ordinary income for the year in which such disposition occurs (or the employee's taxable year ending with his or her death) in an amount equal to the lesser of:

- the excess of the fair market value of such shares at the time of disposition (or death) over the purchase price; or
- the excess of the fair market value of the shares at the time of the grant of the purchase right over the purchase right price on the date of the purchase right grant.

Except in the case of the employee's death, the employee's basis in the shares disposed of will be increased by an amount equal to the amount includable in his or her income as ordinary income. Any additional gain or loss will be a long-term capital gain or loss. Hilton will not be entitled to a tax deduction when the shares are disposed of after the expiration of the two-year and one-year periods.

If an employee disposes of the shares purchased under the ESPP within such two-year or one-year periods, the employee will recognize ordinary income for the year in which such disposition occurs in an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in such shares disposed of will be increased by an amount equal to the amount includable in his or her income as ordinary income, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of disposition will be a capital gain or loss, either short-term or long-term, depending on the holding period for such shares. In the event of a disposition within such two-year or one-year periods, Hilton will be entitled to a tax deduction equal to the amount the employee is required to include as ordinary income as a result of such disposition to the extent the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

The Committee may authorize offerings that are not intended to comply with Section 423 of the Code, in which case different tax consequences will apply. Upon the purchase of shares under the ESPP, the employee will recognize ordinary income in an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price paid by the employee for such shares, and Hilton will be entitled to a corresponding deduction for federal income tax purposes. In addition, upon the disposition of such shares, the employee will recognize a capital gain or loss in an amount equal to the difference between the selling price of such shares and the fair market value of such shares on the date of purchase. Hilton will not receive a deduction for federal income tax purposes with respect to any capital gain or loss recognized by the employee.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information about common stock that may be issued under our existing equity compensation plans. The only plan pursuant to which the Company may grant new equity-based awards is the 2017 Incentive Plan, which replaced the 2013 Incentive Plan. The number of securities to be issued upon exercise of outstanding options, warrants and rights reflected in the table below includes shares underlying equity-based awards granted, and that remained outstanding as of December 31, 2018 under the equity incentive plans.

	As of December 31, 2018		
	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by stockholders	5,841,514	$58.50	16,113,757
Equity compensation plans not approved by stockholders	—	—	—

[1] Includes shares issuable upon exercise of stock options and 3,450,224 shares that may be issued upon the vesting of restricted stock units, shares that may be issued upon the vesting of performance shares and director deferred share units and dividend equivalents accrued thereon. The number of shares to be issued in respect of performance shares has been calculated based on the assumption that the maximum levels of performance applicable to the performance shares will be achieved. The restricted stock units, performance shares and deferred share units cannot be exercised for consideration.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE HILTON 2019 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL NO. 3 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for 2019.

Although ratification is not required by our by-laws or otherwise, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions.

The shares represented by your proxy will be voted for the ratification of the selection of Ernst & Young LLP unless you specify otherwise.

AUDIT AND NON-AUDIT FEES

In connection with the audit of the 2018 financial statements and internal control over financial reporting, we entered into an agreement with Ernst & Young LLP that sets forth the terms by which Ernst & Young LLP will perform audit services for the Company.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of our financial statements for 2018 and 2017 and fees billed for other services rendered by Ernst & Young LLP for those periods:

	2018	2017
Audit Fees:		
Consolidated Audit [1]	$ 5,930,226	$ 6,429,580
Statutory and Subsidiary Audits [2]	3,589,000	3,427,000
	9,519,226	9,856,580
Audit-related fees [3]	1,774,224	1,760,592
Tax fees [4]	1,775,225	4,424,469
All other fees [5]	18,212	86,098
Total:	$13,086,887	$16,127,739

[1] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements and internal control over financial reporting and the review of financial statements included in SEC filings. The fees are for services that are normally provided by Ernst & Young LLP in connection with statutory or regulatory filings or engagements.

[2] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered by Ernst & Young LLP that are reasonably related to the performance of audits related to subsidiaries and statutory reporting required for legal compliance for certain international subsidiaries or requirements of debt or other operating agreements.

[3] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered by Ernst & Young LLP that are reasonably related to the performance of the Company's audit. Specifically, these costs include fees for accounting and audit consultation, audits of employee benefit plans, and other attest services.

[4] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning.

[5] Represents fees for international legal entity restructuring and accounting research services.

The Audit Committee considered whether providing the non-audit services shown in this table was compatible with maintaining Ernst & Young LLP's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for engaging, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee has adopted policies and procedures relating to the approval of all audit and permitted non-audit services provided by any independent registered public accounting firm prior to each engagement.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019.

PROPOSAL NO. 4 —
NON-BINDING VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, we are including in these proxy materials a separate resolution subject to stockholder vote to approve, in a non-binding, advisory vote, the compensation paid to our named executive officers as disclosed on pages 36 to 43. While the results of the vote are non-binding and advisory in nature, the Compensation Committee and the Board intend to carefully consider the results of this vote.

The text of the resolution in respect of Proposal No. 4 is as follows:

"**RESOLVED,** that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion, is hereby APPROVED."

In considering their vote, stockholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 21 to 35, as well as the discussion regarding the Compensation Committee on pages 6 to 7.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter that is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included in this Proxy Statement under the discussion of "The Board of Directors and Certain Governance Matters — Committee Membership — Audit Committee." Under the Audit Committee charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements and internal control over financial reporting of the Company with management and with the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board. In addition, the Audit Committee received the written disclosures and the letters from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm their independence.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC.

Submitted by the Audit Committee of the Company's Board of Directors:

Charlene T. Begley, Chair
Raymond E. Mabus, Jr.
Douglas M. Steenland

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has discussed and reviewed the following Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Submitted by the Compensation Committee of the Board of Directors:

Judith A. McHale, Chair
Melanie L. Healey
John G. Schreiber

EXECUTIVE COMPENSATION – COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

EXECUTIVE SUMMARY: Why we recommend you vote for our Say on Pay

Our CD&A describes our executive compensation program, compensation for our Named Executive Officers ("NEOs") and highlights our strong Company performance. Hilton welcomed approximately 166 million guests at more than 5,600 properties throughout 113 countries and territories in 2018. Our global footprint and scale give us a unique opportunity to create heartfelt experiences for guests, meaningful opportunities for team members, high value for hotel owners and a positive impact in our communities – all while generating premium returns for our stockholders.

1) 2018 COMPANY PERFORMANCE   Page 22



| | |  |  |  |  |  |  |

Net Income $769M **Adj. EBITDA**(1) $2,101M | **Pipeline +6%** Year-over-Year ("YOY") | **Development Market Share Nearly 4X Current Share** Highest in Industry | **Net Unit Growth +7%** YOY | Opened **>1 Hotel** per day | **$1.9B** Total Capital Returned to Stockholders | Launched Industry-Leading **Corporate Responsibility** Goals | Ranked **#1** Best Companies to Work For **#2** World's Best Workplace & **#1** for Parents & Diversity in the U.S.

2) HOW WE MAKE PAY DECISIONS   Page 24

- **Design pay programs** to reward for financial performance and specific business results, mitigate material risks and align with stockholder interests by having a significant portion composed of long-term equity-based awards
- **Set pay levels** commensurate with performance and the need to attract and retain high quality talent
- **Consider many factors**, including the advice of the Compensation Committee's (the "Committee's") consultant, internal pay equity, external market data, Company and individual performance and results of our Say on Pay vote

97% Voted "FOR"
2018 SAY ON PAY
Approved by stockholders with support level similar to prior years

3) 2018 NEO PAY DECISIONS   Page 26

ALL NEOs

Annual Base Salaries	Annual Cash Incentives	Annual Long-Term Incentive ("LTI")
• CEO: No increase • Other NEOs: Increased by 3% - 4% after considering market practices and increases for our corporate employees	• Payouts from 112.7% to 131.4% of target • Awarded based on performance against financial, business area and organizational strength objectives	• Increased LTI Targets by 3% - 19% for all except the CEO (whose increase is described below) after considering individual performance, market data and internal pay equity • Payouts granted at target level • Awarded as a mix of 50% performance awards vesting based on 3-year free cash flow ("FCF") per share(2) compound annual growth rate ("CAGR") and 3-year EBITDA CAGR, 25% restricted stock units ("RSUs") and 25% stock options

CEO

■ Annual Base Salary   ■ Annual Cash Incentives   ■ Annual LTI



Target $1.25M $1.88M $15.83M

Actual $1.25M $2.46M $15.83M

94% of Actual Total Direct Compensation ("TDC")(3) **is Performance-Based At-Risk Pay**

Overview
- LTI Target was increased by $9M
- Actual TDC was 103% of $18.96M Target TDC
- Summary Compensation Table ("SCT") total was increased by 5%

Rationale for Target LTI Increase – The Board considered Mr. Nassetta's extensive experience in the hospitality industry and performance during his ten-plus year tenure as our CEO, as well as their desire for leadership continuity to promote Hilton's long-term growth. As a result, the Board decided to position Mr. Nassetta's pay more competitively relative to our peers by increasing his target TDC opportunity by $9M. The Board did not raise Mr. Nassetta's base salary or bonus target, but instead increased his target LTI opportunity – the pay element most aligned with stockholder value over the long term.

During the past decade under Mr. Nassetta's leadership, Hilton has created significant value for our stockholders, including our IPO in 2013 and the spin-offs of Park Hotels & Resorts Inc. and Hilton Grand Vacations Inc. in 2017. The spin-offs completed Hilton's transformation into a fee-based, capital-efficient business model. In the past three years, our stockholders have seen a total stockholder return (including reinvestment of dividends) of 67%, which is more than double the Standard & Poor's (S&P) 500 Index for the same period. Going forward, the Board believes Mr. Nassetta's leadership is key to our continued success at the forefront of the hospitality industry.

4) RISK & GOVERNANCE   Page 34

✕ No employment agreements or individual change in control agreements

✓ Emphasize long-term performance

✓ Good governance practices, with policies on clawbacks, anti-pledging, anti-hedging and stock ownership

✓ Limited perquisites

✓ Double trigger change in control vesting

✓ Caps on maximum payouts for annual cash incentives and long-term performance awards

---

(1) Please see Annex A for additional information and a reconciliation of Adjusted EBITDA to financial measures derived in accordance with U.S. GAAP.
(2) FCF per share is calculated as described under "Performance Awards Granted in 2018."
(3) TDC includes annual base salary, annual cash incentives and annual LTI.

1) 2018 COMPANY PERFORMANCE

2018 marks our fourth consecutive year of record-breaking growth while remaining a world's best workplace and launching bold corporate responsibility goals. We believe the success of our business is directly linked to the success of our communities – from the local owners who build our hotels, to the local talent who operate them, to the local businesses we support through the products we source and the guests we serve. Our performance against our key strategic priorities and corporate responsibility strategy, Travel with Purpose, are highlighted on the following two pages.

MAXIMIZED PERFORMANCE

Net Income of **$769M** exceeded expectations

Grew Adjusted EBITDA to **$2,101M** nearly 103% of target

Increased system-wide comparable RevPAR(1) **3.0% YoY**

Returned approximately **$1.9B TOTAL CAPITAL TO STOCKHOLDERS** approximately **9%** of our market capitalization

EXPANDED GLOBAL NETWORK

We achieved record net unit growth, approvals and construction starts. As of 2018 year-end, we had nearly 20% of hotel rooms under construction globally, nearly 4 times our existing market share, which is the highest multiple in the industry.

Opened more than **1 Hotel** per day adding over **450** hotels to surpass **5,600** total hotels across **113 COUNTRIES & TERRITORIES**

Net Unit Growth of approximately **7%** YoY or **57,000** net new rooms. Conversions represented nearly **25%** of new rooms opened

364K rooms in the pipeline **↑ 6% YoY**

Accelerated growth in **EMERGING MARKETS**

650 hotels in the pipeline

China has nearly **400 IN THE PIPELINE**

IMPROVED OUR CUSTOMER EXPERIENCE

Established industry-leading **2030 Goals** for our **Travel with Purpose Strategy** (detailed on the following page)

&

THE HILTON EFFECT Research showcased the positive, world-changing impact Hilton has had over the last 100 years

Launched **TWO NEW BRANDS**



MOTTO by Hilton

LXR HOTELS & RESORTS

Our 15th & 16th brands

Announced a strategic alliance with **PLAYA** expanding our all-inclusive resort portfolio

Scaled the industry-first **DIGITAL KEY TECHNOLOGY** with **7.6M DOWNLOADS** in over **4,100 HOTELS** around the world



Rolled out **CONNECTED ROOM** to **1,800 ROOMS** First-of-its-kind, high-tech room where guests control their entire stay from their Honors App

We have the highest rated **TRAVEL APP**, which is downloaded **EVERY 8 SECONDS**

Launched new campaign **"EXPECT BETTER. EXPECT HILTON."**

Honors members **GREW BY 20% YoY** to over **85M MEMBERS**



Hilton HONORS

Introduced **"EXPLORE"** a new Honors App feature enabling guests to explore local neighborhoods based on recommendations from Hilton Team Members

CULTIVATED OUR PURPOSE-LED CULTURE "FOR ALL"



Our exceptional workplace culture received record-breaking external recognition. Through our Team Member Value Proposition, Thrive@Hilton, we are committed to evolving the way we work and focusing on Team Member wellbeing.

RECOGNITON FOR OUR "FOR ALL" AWARD-WINNING CULTURE



Great Place To Work. World's Best Workplaces 2018 — **WORLD'S BEST WORKPLACES** RANKED **#2** ↑7 SPOTS FROM 2017



WOMEN'S CHOICE AWARD

People — **2018 LIST OF PEOPLE'S 50 COMPANIES THAT CARE**

FORTUNE WORLD'S MOST ADMIRED COMPANIES 2018



FORTUNE 100 BEST COMPANIES TO WORK FOR® 2019 — RANKED **#1 BEST COMPANY TO WORK FOR IN THE U.S.** ↑32 SPOTS FROM 2018



GREAT PLACE TO WORK® — **RECOGNIZED GREAT PLACE TO WORK:**
- **Diversity (#1)**
- **Parents (#1)**
- **Asia (#1)**
- **Europe (#1)**
- Women (#14)
- In 14 Countries



DiversityInc 2018 TOP 50 COMPANIES FOR DIVERSITY — **RECEIVED 34 DIVERSITY & INCLUSION AWARDS:**

Including Top 10 Company for
- Supplier Diversity
- Mentoring
- People with Disabilities
- Employee Resource Groups
- Diversity

(1) RevPAR stands for Revenue Per Available Room and represents hotel room revenue divided by room nights available for guests.

LAUNCHED OUR 2030 TARGETS TO REDEFINE SUSTAINABLE TRAVEL

TRAVEL WITH PURPOSE

Travel with Purpose is Hilton's corporate responsibility strategy to redefine and advance sustainable travel globally. In 2018, we committed to doubling our social impact investment and cutting our environmental footprint in half by 2030 with our new Travel with Purpose goals. Consumer research reaffirms our strategy – according to a survey of 73,000 Hilton guests, social and environmental considerations are central to their purchasing decisions.

Social Impact



- Double spending on **local, small and minority-owned suppliers**, and double investment in **opportunity programs for all**
- **Advance Human Rights** capabilities in our value chain to eradicate forced labor and trafficking



Environmental Impact



- 1st major hotel company to institute science-based targets to **reduce carbon emissions**
- Expand existing soap recycling to all hotels and send **zero soap to landfill**





SUSTAINABLE DEVELOPMENT GOALS

Our 2030 Targets are aligned to the United Nations Sustainable Development Goals



- We launched **'BIG FIVE' to drive sustainable travel and tourism across Africa** with an initial investment of **$1M**
- Hilton CEO elected **Chairman of the World Travel & Tourism Council**, partnering to elevate sustainable travel and tourism
- Launched the **International Tourism Partnership's Goals** for youth, water, carbon and human rights

ADVANCED OUR SOCIAL IMPACT

We use our global network of more than 5,600 hotels to advance sustainable and inclusive growth for all.

- Connected, prepared or employed more than **900,000 Young People** through our **Open Doors** Pledge (to date)
- Created over **28,000** new hotel jobs globally & Expanded commitment to hire additional **20,000 U.S. Veterans** spouses and dependents by 2020 (OPERATION: OPPORTUNITY — OUR MISSION IS YOUR SUCCESS)
- Support **3,000+** women, minority, veteran and LGBTQ-owned businesses through our award-winning **Supplier Diversity Program**
- **235,000+** Team Member volunteer hours during 2018 Global Week of Service & **$3M+** Dedicated support to Disaster Relief (to date)





REDUCED OUR ENVIRONMENTAL IMPACT

We are working to reduce our environmental impact across our value chain to preserve our planet for future generations.



- ISO — **Largest** certified portfolio in the world
- Removing **PLASTIC STRAWS** from all hotel operations
- **9.6M+** recycled soap bars distributed & **2.4M+** pounds of soap and plastic bottles diverted from waste
- More than **$1 Billion** cumulative savings from sustainability projects since 2009







RECOGNITION FOR OUR AWARD-WINNING CORPORATE RESPONSIBILITY



- Member of Dow Jones Sustainability Indices, In Collaboration with RobecoSAM — DOW JONES SUSTAINABILITY INDEX NORTH AMERICA, RANKED **#1** in our Industry
- JUST Companies, Forbes 2018 — AMERICA'S MOST JUST COMPANIES, RANKED **#1** in our Industry
- Human Rights Campaign — **100%** RATING IN THE CORPORATE EQUALITY INDEX
- WORLD'S BEST REGARDED COMPANIES BY FORBES, RANKED **#2** overall
- FORTUNE CHANGE THE WORLD 2018 — CHANGE THE WORLD LIST, RANKED **TOP 50**







Please visit us at https://cr.hilton.com/our-reporting/ to learn more about all our environmental, social and governance ("ESG") efforts.
The contents of our website are not part of this Proxy Statement.
For more information on our governance, please see pages 5-10 within this Proxy Statement.

2) HOW WE MAKE PAY DECISIONS

EXECUTIVE COMPENSATION FRAMEWORK

Our executive compensation framework provides an overview of how we make pay decisions. Our compensation philosophy guides our compensation program and how we set pay levels after considering the factors outlined below.



Overall Compensation Philosophy – Our goal is to provide programs that:

- Deliver competitive levels of compensation to attract, retain and motivate highly-qualified executives
- Foster a strong relationship between long-term stockholder value and executive compensation by having a significant portion of compensation composed of LTI awards
- Emphasize performance-based compensation contingent upon achieving financial and business area performance goals
- Promote the Company's core values of Hospitality, Integrity, Leadership, Teamwork, Ownership and Now



Compensation Program Design – Our programs are designed to:

- Provide three main components, each designed to be consistent with our compensation philosophy: base salary, annual cash incentive and LTI awards
- Cultivate long-term value creation without taking unnecessary risks
- Combine both short- and long-term compensation to promote retention and foster our pay-for-performance environment
- Emphasize at-risk pay over fixed pay, yet create a positive work environment that rewards long-term achievements
- Motivate and reward for successfully executing our business strategies
- Avoid rigid categorical guidelines or formulas in setting the level and mix of compensation



Compensation Process – In reviewing and establishing pay levels, we consider the following factors annually or more frequently as circumstances merit:

- Compensation of executives serving in similar positions at peer companies
- Individual knowledge, experience and capabilities of the executives
- The executive's scope of responsibility, authority and accountability
- The level of pay relative to the Company's other executives ("internal equity")

ROLES IN MAKING COMPENSATION DECISIONS

The Committee oversees our executive compensation program with the advice of its independent compensation consultant and support from the Company's management team.

Compensation Committee	• With input from our Board and its independent compensation consultant, the Committee oversees and approves key aspects of executive compensation, including our CEO's and other executive officers' salaries, goals and payouts under the annual cash incentive plan, the size and structure of LTI awards and any executive perquisites or other benefits. • In determining compensation for our NEOs, the Committee considers the factors outlined above and consults with its independent compensation consultant and the CEO (regarding the NEOs, other than himself). In determining compensation for the CEO, the Committee also reviews the CEO's self-assessment of his performance against his Board-approved Company and business area objectives. • In implementing the Company's executive compensation program, the Committee takes into account the cyclical nature of the hospitality business, competitive market data and the alignment of the Company's total pay opportunity and pay outcomes with performance.
Management	• The CEO and Chief Human Resources Officer work closely with the Committee in managing the executive compensation program and attend meetings of the Committee. • The CEO makes recommendations to the Committee regarding compensation for executive officers other than himself.
Independent Compensation Consultant	• The Committee's independent compensation consultant, Exequity, provides research, survey information and analysis, incentive design expertise and other analyses related to compensation levels and design. Exequity also updates the Committee on trends and developments related to executive compensation practices and provides its views to the Committee on best practices when evaluating executive pay programs and policies. • In 2018, Exequity's services to the Committee included, among other things, providing perspective on current trends and developments in executive and director compensation, analyzing benchmarking data and evaluating our peer group composition. It otherwise performed no other services for the Company. The Committee evaluated whether any of the work provided by Exequity during 2018 raised any conflict of interest and determined that it did not.

SAY ON PAY VOTE

In 2018, the Committee considered the outcome of the stockholder advisory vote on 2017 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies. Our stockholders voted at our 2018 annual meeting, in a non-binding, advisory vote, on the 2017 compensation paid to our NEOs. Approximately 97% of the votes were cast in favor of the Company's 2017 compensation decisions, which is similar to prior years. Based on this level of support, the Committee decided that the Say on Pay vote result did not necessitate any substantive changes to our compensation program.

97%
OF STOCKHOLDERS APPROVED OUR 2018 SAY ON PAY PROPOSAL

We consider the opinions expressed by stockholders through their votes, periodic meetings and other communications and believe that stockholder engagement leads to enhanced governance practices. We have a proactive investor outreach program, which includes meetings with the investment community and one-on-one meetings or meetings in small groups. We periodically engage investors to discuss specific matters of importance to stockholders. We value the perspective of our stockholders and will continue to seek their input on an ongoing basis.

EXECUTIVE COMPENSATION PEER GROUP

To gain a general understanding of current compensation practices, the Committee reviews pay of executives serving in similar positions at peer companies. The external market data reviewed for 2018 included peer group proxy data and broad industry-comparative compensation surveys. The Committee reviews the composition of the peer group on an annual basis in consultation with its independent compensation consultant and considers:

 Industries that attract and retain similar talent

 Global presence and brand recognition

 Comparable size based on annual revenue, system-wide revenue of approximately $43 billion,[1] market capitalization, Adjusted EBITDA and number of employees

[1] 2018 system-wide revenue reflects estimated revenues of franchised properties, in addition to revenues from properties managed, owned or leased by Hilton.

CHANGES TO THE PEER GROUP

The Committee adjusted the peer group in August 2017 in light of the spin-offs of Park Hotels & Resorts Inc. and Hilton Grand Vacations Inc. (the "spin-offs"), our new capital-efficient business model and Marriott's acquisition of Starwood Hotels & Resorts Worldwide. To better reflect our post-spin business characteristics, the Committee reviewed a broad set of potential peers using the criteria outlined above and made the following changes:

 **Additions –** Travel industry peers (Booking Holdings Inc. and Expedia Group, Inc.), a talent competitor due to their close geographic proximity to our corporate headquarters (Capital One Financial Corporation) and a global consumer brand that is also a global travel and hospitality company (The Walt Disney Company)

 **Exits –** Companies with lower business model comparability (Avis Budget Group, Inc., Darden Restaurants, Inc., FedEx Corporation, General Mills, Inc. and Kellogg Company), a real estate business no longer appropriate post-spin (Host Hotels & Resorts, Inc.) and an acquisition (Starwood Hotels & Resorts Worldwide, Inc.)

2018 PEER GROUP COMPANIES

In August 2018, the Committee reviewed and approved the peer group listed in the table below (the "peer group"). This is the peer group the Committee referenced when determining 2018 base salaries, annual cash incentive targets and LTI targets for our executive officers. The peer group consisted of 17 hospitality, travel and global consumer brands and restaurants that have a corporate structure and global presence comparable to the Company.

 **Hospitality**	 **Travel**	 **Global Consumer Brands & Restaurants**
Hyatt Hotels Corporation	Booking Holdings Inc.	Capital One Financial Corporation
Marriott International, Inc.	Carnival Corporation	McDonald's Corporation
Wyndham Worldwide Corporation[2]	Expedia Group, Inc.	NIKE, Inc.
	Las Vegas Sands Corporation	Starbucks Corporation
	MGM Resorts International	The Walt Disney Company
	Royal Caribbean Cruises, Ltd.	YUM! Brands, Inc.
	United Continental Holdings, Inc.	
	Wynn Resorts, Limited	

[2] In 2018, Wyndham Worldwide Corporation was renamed Wyndham Destinations, Inc. and completed the spin-off of Wyndham Hotels & Resorts, Inc. External market data reviewed for 2018 reflected Wyndham Worldwide Corporation compensation information.

3) 2018 NEO PAY DECISIONS

Our 2018 NEOs	Christopher J. Nassetta	Kevin J. Jacobs	Jonathan W. Witter	Ian R. Carter	Kristin A. Campbell
	President & Chief Executive Officer	EVP & Chief Financial Officer	EVP & Chief Customer Officer	EVP & President, Global Development	EVP & General Counsel

EXECUTIVE COMPENSATION PROGRAM OVERVIEW & PAY FOR PERFORMANCE

In structuring our executive compensation packages, the Committee considers how each component of compensation promotes retention and motivates performance. We believe that to attract and retain senior executives, we must provide them with a competitive level of compensation that rewards their continued service. We also believe that performance-based compensation plays the most significant role in aligning management's interests with those of our stockholders. For this reason, performance-based at-risk compensation constitutes the majority of TDC, as illustrated below.



CEO

At-Risk - 94%
Base
6%
Annual
Incentive
12.5%
RSUs
20.5%
Stock
Options
20.5%
Performance
Awards
40.5%

Other NEOs (Average)

At-Risk - 80.5%
Base
19.5%
Annual
Incentive
22%
RSUs
14.5%
Stock
Options
14.5%
Performance
Awards
29.5%

Our executive compensation program remains consistent with last year and is summarized below, including the performance measures for our annual cash incentives and LTI. The Committee believes that these measures motivate and reward executives for successfully executing our business strategies. Hilton's key strategic priorities are to maximize performance, expand our global footprint, win on customer experience and align our culture and organization.

Pay Elements	Form	Performance Measures, Rationale & Key Characteristics		Objectives
Base Salary	Cash	Provide a competitive fixed level of pay		Align with external market and internal equity for each role, responsibility and experience
Annual Cash Incentives Maximum Payout: 2x target for CEO 1.5x for other NEOs	Cash	**Financial**	Annual Adjusted EBITDA is the key corporate metric we use to assess performance over the short-term	Align actual payout based on achievement of pre-established objectives for annual financial and strategic performance
		Business Area	Quantitative and qualitative objectives, specific to each individual and their function	
		Organizational Strength	Leadership results from annual employee engagement survey and talent management objectives	
Long-Term Incentives	Equity	**50% Performance Awards**[(1)(2)] Maximum Payout: 2x target Vest based on a 3-year performance period	**50% 3-Year FCF per share CAGR** — Generating significant FCF maximizes our performance **50% 3-Year Adjusted EBITDA CAGR** — Allows us to reinvest in our business and return capital to stockholders	Reward for long-term Company performance; align with interests of our stockholders; retain executives through vesting over multi-year periods
		25% RSUs[(2)] Vest ratably over 2 years	Value at vesting is based on stock price	
		25% Stock Options Vest ratably over 3 years	Value at vesting is based on stock price appreciation	

(1) Performance awards granted in 2018 were performance-vesting restricted stock units. In prior years, performance-vesting restricted stock was granted.

(2) RSUs and performance awards accrue dividend equivalents payable in cash following vesting, to the extent the underlying award vests. No dividend equivalents are paid unless the underlying RSUs or performance awards vest.

26 PROXY STATEMENT Hilton

BASE SALARY

We believe it is important to provide a competitive fixed level of pay to attract and retain experienced and successful executives. In determining the amount of base salary that each NEO receives, we look to the executive's current compensation, tenure, performance, any change in the executive's position or responsibilities and the complexity and scope of the executive's position as compared to those of other executives within the Company and in similar positions at companies in our peer group. The Committee reviews base salaries periodically and may adjust them from time to time pursuant to such review.

In 2018, the Committee reviewed and set the base salaries as set forth in the table below, increasing base salaries for all NEOs except for the CEO by 3% to 4%. These increases were consistent with market practices and increases for our corporate team members.

Name	2017 Base Salary ($)	2018 Base Salary ($)	2017 to 2018 Increase (%)
Christopher J. Nassetta	$1,250,000	$1,250,000	—
Kevin J. Jacobs	$800,000	$824,000	3.0%
Jonathan W. Witter	$800,000	$824,000	3.0%
Ian R. Carter	$764,909	$787,856	3.0%
Kristin A. Campbell	$655,636	$681,861	4.0%

ANNUAL CASH INCENTIVE PROGRAM

Our annual cash incentive program is designed to motivate executive officers to focus on strategic business results and initiatives and reward them for their results and achievements.

2018 TARGETS FOR ANNUAL CASH INCENTIVE PROGRAM

Each NEO's target annual cash incentive opportunity is expressed as a percentage of his or her base salary in effect at the end of the performance period. Threshold, target and maximum annual incentive opportunities are approved annually by the Committee based on peer group benchmark data and the scope and impact the executive has on the Company's overall results. For 2018, the Committee set the threshold, target and maximum payout levels as set forth in the table below, which remained the same as 2017.

Name	Threshold[1]	Target[1]	Maximum[1]
Christopher J. Nassetta	75%	150%	300%
Kevin J. Jacobs	50%	100%	150%
Jonathan W. Witter	50%	100%	150%
Ian R. Carter	50%	100%	150%
Kristin A. Campbell	50%	100%	150%

[1] As a percentage of base salary.

2018 PERFORMANCE OBJECTIVES FOR ANNUAL CASH INCENTIVE PROGRAM

Each NEO's annual cash incentive award opportunity is based on pre-established performance objectives. At the beginning of each performance period, our CEO works with senior management to establish business priorities, which are then used to create the performance objectives. Each objective is given a specific weighting based on its scope, importance and strategic relevance. The weighting for each objective is expressed as a percentage of the NEO's total award opportunity. The Committee then reviews and approves the objectives recommended for each NEO.

The 2018 annual cash incentive program was based on a combination of financial, business area and organizational strength objectives. The weightings for each of the performance objectives are illustrated below and remain the same as last year:



 **Financial –** The primary financial performance objective was our Adjusted EBITDA, the key metric we use to assess performance over the short-term.[1]

 **Organizational Strength –** Specific to each individual and the function for which he or she is responsible, these objectives included two equally weighted components: leadership results and talent management. Leadership results were calculated based on responses to questions in our annual global employee engagement survey on leadership, engagement and trust from each business area. Talent management objectives were designed to cultivate an inclusive environment, demonstrate meaningful progress towards greater workforce diversity and achieve succession planning objectives to support talent movement and business continuity.

 **Business Area –** Both quantitative and qualitative in nature, business area objectives were specific to each individual and the function for which he or she is responsible. The business area objectives for each NEO were as follows:

Name	Primary Business Area Performance Goals
Christopher J. Nassetta	• Compilation of the actual performance of each business area against predetermined objectives, including organizational strength goals, representing results across all areas of the Company
Kevin J. Jacobs	• Drive stockholder return through efficient capital allocation and optimizing the balance sheet • Maximize value in our global hotel portfolio • Continue to bolster our financial compliance and control culture
Jonathan W. Witter	• Drive integrated performance across all our categories and brands • Drive innovation to deliver high quality, consistent and distinctive brands • Win on customer experience and be the hotel of choice for owners
Ian R. Carter	• Drive system-wide net unit growth • Expand our global footprint by filling strategic market gaps, expanding our luxury portfolio and achieving our international growth strategy • Execute owner agreements and construction starts globally across all our brands
Kristin A. Campbell	• Support key business area objectives across the organization • Enhance our governance, compliance and privacy capabilities globally • Drive legal process and efficiency improvements across the organization

[1] For each NEO other than Mr. Witter, the financial performance measure was based solely on Adjusted EBITDA, which is calculated as set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K. Mr. Witter's financial measure included both Adjusted EBITDA (20% of his total award opportunity) and Franchise Fees (20% of his total award opportunity). Franchise Fees are presented in the consolidated statements of operations in our audited consolidated financial statements in our Annual Report on Form 10-K.

2018 PERFORMANCE RESULTS FOR ANNUAL CASH INCENTIVE PROGRAM

At the beginning of the fiscal year following the end of the performance period, each goal is assessed and rated based on the level of achievement. The Finance and Human Resources departments review the achievement of each performance objective against the predetermined objectives with the CEO. The CEO then reviews these results with the Committee and recommends payout amounts under the annual cash incentive plan for each of the NEOs, other than himself. The Committee reviews and assesses each NEO's achievement towards the executive's goals and determines and approves the achievement level used to calculate the actual annual cash incentive award payable to each NEO.

Financial Performance Measure Results

Adjusted EBITDA

The key corporate metric we use to assess performance over the short-term.



Actual Achievement: $2,101M
102.8% of Target Goal
< Threshold
Threshold
Target
Maximum
Achievement Level:
< Target x 90%
Target x 90%
$2,045M
Target x 110%
CEO (50% of Total Award Opportunity)
Payout:(1)
0%
50%
100%
200%
127.7% of Target Payout for the CEO
Other NEOs (40% of Total Award Opportunity)(2)
Payout:(1)
0%
50%
100%
150%
113.9% of Target Payout for Other NEOs(2)

(1) To receive a payout, actual performance must exceed the threshold performance goal. For actual performance between the specified threshold, target and maximum levels, the resulting payout percentage would be adjusted on a linear basis.

(2) As described on the previous page, for each NEO other than Mr. Witter, the financial performance measure was based solely on Adjusted EBITDA. Mr. Witter's financial measure included both Adjusted EBITDA (20% of his total award opportunity) and Franchise Fees (20% of his total award opportunity).

Franchise Fees are a fundamental component of revenue for our resilient, fee-based business model. For the 20% of Mr. Witter's total award opportunity based on Franchise Fees, the payout design is similar to his Adjusted EBITDA measure (shown above). Mr. Witter was eligible to receive a threshold payout percentage, defined as 50% of the target award, if actual achievement was 90% of the target goal ($1,498M) and was eligible to receive the maximum payout percentage, defined as 150% of the target award, if actual achievement met or exceeded 110% of the target goal. Actual achievement was $1,540M which was 102.8% of the target goal and resulted in a payout equal to 114.1% of the target payout.

Actual annual cash incentive awards were calculated by multiplying each NEO's actual base salary by his or her respective target award potential, which was then adjusted by the combined achievement of the financial, business area and organizational strength performance objectives. For the year ended December 31, 2018, the NEOs' target cash incentive opportunity and their cash incentive award earned (as reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table") were as follows:

Name	Year-End Base Salary ($)	Target Annual Cash Incentive Opportunity as a Percentage of Base Salary (%)	Target Annual Cash Incentive Opportunity ($)	Actual Amount Earned as a Percentage of Target Payout (%)	Actual Amount Earned Under Annual Cash Incentive Program ($)
Christopher J. Nassetta	$1,250,000	150%	$1,875,000	131.4%	$2,462,813
Kevin J. Jacobs	$824,000	100%	$824,000	112.7%	$928,730
Jonathan W. Witter	$824,000	100%	$824,000	112.9%	$929,884
Ian R. Carter	$787,856	100%	$787,856	118.7%	$935,501
Kristin A. Campbell	$681,861	100%	$681,861	115.1%	$784,959

LTI PROGRAM

The LTI program is designed to reward for future Company performance, align with the long-term interests of our stockholders and retain executives. LTI compensation is awarded annually under the Incentive Plans and provides an opportunity for executive officers and other key employees to increase their ownership interest in the Company through grants of equity-based awards.

2018 LTI TARGETS

Each NEO's target LTI opportunity is set as a percentage of base salary and approved annually by the Committee based on peer group benchmark data and the scope and impact the executive has on the Company's overall results. For 2018, the Committee set the target pay levels as set forth in the table below. The increases were made after considering individual performance, level of pay relative to the market and internal equity.

For the CEO, the Board considered his extensive experience in the hospitality industry and performance during his ten-plus year tenure as our CEO, as well as their desire for leadership continuity to promote Hilton's long-term growth. As a result, the Board decided to position Mr. Nassetta's pay more competitively relative to our peers by increasing his target TDC opportunity. The Board did not raise Mr. Nassetta's base salary or bonus target, but instead increased his target LTI opportunity – the pay element most aligned with stockholder value over the long term. During the past decade under Mr. Nassetta's leadership, Hilton has created significant value for our stockholders, including our IPO in 2013 and the spin-offs in 2017. The spin-offs completed Hilton's transformation into a fee-based, capital-efficient business model. In the past three years, our stockholders have seen a total stockholder return (including reinvestment of dividends) of 67%, which is more than double the S&P 500 Index for the same period. Going forward, the Board believes Mr. Nassetta's leadership is key to our continued success at the forefront of the hospitality industry.

Name	2017 Target Long-Term Incentive[1] ($)	2018 Target Long-Term Incentive[1] ($)	2017 to 2018 Increase (%)
Christopher J. Nassetta	$6,875,000	$15,833,000	130.3%
Kevin J. Jacobs	$2,400,000	$2,852,000	18.8%
Jonathan W. Witter	$2,400,000	$2,852,000	18.8%
Ian R. Carter	$1,966,909	$2,025,916	3.0%
Kristin A. Campbell	$1,639,091	$1,881,677	14.8%

[1] The dollar values above represent the nominal amounts used to determine the number of performance award units, RSUs and stock options granted. For the grant date fair value of the 2018 awards computed in accordance with FASB ASC Topic 718, see the "Summary Compensation Table" and "Grants of Plan-Based Awards Table."

2018 LTI GRANTS

In February 2018, the Committee granted LTI awards at 100% of target. Grants under the LTI program were delivered using a blended equity portfolio, with 50% of the total LTI award amount for each NEO delivered in performance awards, 25% in RSUs and 25% in stock options. The largest portion of the total equity award takes the form of performance awards to incentivize our NEOs to achieve our most critical long-term objectives, with the remaining portion equally split between RSUs and stock options to promote retention, serve as a linkage to stockholder value and increase NEOs' ownership interest in the Company.

PERFORMANCE AWARDS GRANTED IN 2018

Performance shares are intended to focus our executives on the long-term financial performance of the Company and vest based on a three-year performance period. For the performance awards granted in 2018, the Committee chose FCF per share CAGR and EBITDA CAGR as performance measures because they align management's interests with stockholders and incentivize management to achieve the Company's long-term strategy. The Committee will determine the number of performance awards earned based on the level of achievement of each of the performance goals after the three-year performance period, as illustrated below.



50% Weighting — **3-Year FCF Per Share[1] CAGR**

	< Threshold	Threshold	Target	Maximum
Achievement Level:	< 9% CAGR	9% CAGR	13% CAGR	≥ 17% CAGR
Payout:[2]	0%	50%	100%	200%

Performance Measure: FCF per share CAGR maximizes Company performance and value creation over the long-term.

+

50% Weighting — **3-Year EBITDA CAGR**

	< Threshold	Threshold	Target	Maximum
Achievement Level:	< 4% CAGR	4% CAGR	6% CAGR	≥ 8% CAGR
Payout:[2]	0%	50%	100%	200%

Performance Measure: EBITDA CAGR focuses on growing our Adjusted EBITDA which, in turn, allows us to reinvest in our business and return capital to stockholders.

=

Payout — **0% – 200% of Target Based on Actual Performance**

(1) FCF per share is calculated as: (a) net cash provided by (used in) operating activities reported in accordance with U.S. GAAP, less (b) capital expenditures as disclosed by the Company in reports filed with or furnished to the SEC, plus (c) costs and expenses, including tax payments, relating to asset purchases and disposals, including the spin-offs of Park and HGV and (d) excluding the impact on annual adjusted free cash flow resulting from any loyalty program advanced point sales; the result of which is divided by (e) the reported diluted weighted number of shares outstanding for the last calendar year being measured.

(2) In order to receive a payout, actual performance must exceed the threshold performance goal. For actual performance between the specified threshold, target and maximum levels, the resulting payout percentage will be adjusted on a linear basis.

TREATMENT OF LONG-TERM INCENTIVE AWARDS UPON TERMINATION, CHANGE IN CONTROL OR RETIREMENT

Each equity-based award subjects the holder to restrictive covenants, including post-employment covenants not to solicit the Company's employees or customers and not to compete against the Company for 12 months following any termination of employment, and indefinite covenants covering trade secrets, confidentiality and non-disparagement. Under the award agreements, if there is a restrictive covenant violation or the Company determines after termination that grounds for a termination for cause existed, the executive will be required to pay the Company an amount equal to the after-tax proceeds received upon the sale or other disposition or distributions in respect of the equity award and any shares issued in respect thereof. Further, each of these executives' equity-based awards is subject to the Company's Clawback Policy (described in the "Clawback Policy" section). Additional provisions are outlined in the table below.

Award Type	Provisions for Unvested Awards
Performance Awards	• **Death or "disability"** (as defined in the Incentive Plans) **–** Prorated portion will immediately vest at target levels[1] • **"Change in control"** (as defined in the Incentive Plans) **–** Immediate vesting occurs only if there is a qualifying termination (as described in the applicable award agreement) within 12 months following a change in control (a "double trigger")[2] • **Retirement –** Prorated portion will remain outstanding and eligible to vest at the end of the performance period based on actual performance[1][3] • **Other reasons –** Forfeited[4]
Restricted Stock Units	• **Death or disability –** Immediately vest • **Change in control –** Immediate vesting occurs only upon a double trigger[2] • **Retirement –** Continue to vest according to the original vesting schedule[3] • **Other reasons –** Forfeited[4]
Stock Options[5]	• **Death or disability –** Immediately vest and become exercisable • **Change in control –** Immediate vesting occurs only upon a double trigger[2] • **Retirement –** Continue to vest according to the original vesting schedule[3] • **Other reasons –** Forfeited unvested[4]

[1] Prorated based on the number of days in the applicable three-year period that have elapsed prior to termination.

[2] Upon a change in control without a qualifying termination event, unvested awards continue to vest according to their original schedule. For performance awards, the number of units subject to each award will be based on actual performance through the most recently completed fiscal quarter prior to the change in control or at a level as determined by the Committee in its good faith discretion.

[3] "Retirement" is defined as a termination of employment for any reason (other than for cause when grounds for cause exist or due to death or disability) after having reached age 55 and achieved at least 10 years of service, provided that the grant was made at least 6 months prior to the executive's retirement.

[4] Termination for any other reason generally results in forfeiture of all unvested awards. However, for Mr. Witter's RSU sign-on award that vests over two years (as shown in the "Outstanding Equity Awards at 2018 Fiscal Year-End" table), if the Company terminates Mr. Witter's employment without cause prior to May 24, 2019, any unvested RSUs will immediately vest.

[5] Upon death or disability, vested options remain exercisable for one year. Upon a double trigger following change in control, vested options remain exercisable for 90 days. Upon retirement, vested options remain exercisable until the earlier of (x) the original expiration date or (y) five years from retirement. Upon termination for cause or a violation of specified restrictive covenants, all vested and unvested options terminate and all other unvested awards are forfeited. Upon termination for other reasons, vested options remain exercisable for 90 days. In no case will options remain exercisable later than the original expiration date.

OTHER BENEFITS AND PERQUISITES

General Benefits	• **Health and Welfare Benefits –** Our executives, including NEOs, are eligible for benefits including group health, dental and disability insurance and basic life insurance premiums. These benefits are intended to provide competitive and adequate protection in case of sickness, disability or death, and the NEOs participate in these plans on the same basis as all other employees.
Retirement Savings Benefits	• **401(k) Plan –** The Company maintains a tax-qualified 401(k) plan, under which the Company matches 100% of employee contributions up to 3% of eligible compensation and 50% of employee contributions on the next 2% of eligible compensation. • **Executive Deferred Compensation Plan ("EDCP") –** We have historically offered the NEOs and other senior management the opportunity to supplement their retirement and other tax-deferred savings through Hilton's EDCP. Those eligible to participate in the EDCP could elect to defer up to 80% of their annual salary and up to 100% of their bonus. The Company did not provide a contribution or match to the EDCP. As of December 31, 2018, the EDCP was frozen, meaning no new participants may enter the plan and no compensation that is earned after December 31, 2018 may be deferred. Additional information about the EDCP is reflected under "2018 Nonqualified Deferred Compensation."

Perquisites	• **Limited Program –** We provide limited perquisites to our NEOs when determined to be necessary and appropriate. The value of the NEOs' perquisites and other personal benefits are reflected in the "All Other Compensation" column of the "Summary Compensation Table" and the accompanying footnote. The cost of these benefits has historically been a small percentage of the overall compensation package. We believe that these benefits and perquisites are competitive in our industry and consistent with our overall compensation philosophy.
	    • **All NEOs –** We provide our NEOs with the opportunity for an annual physical examination. We also provide NEOs complimentary rooms, food and beverage and on-site services while on personal travel at Company-branded hotels. The travel-related benefits are consistent with our peers in the hospitality industry and offered to encourage our NEOs to visit and evaluate our properties.
	    • **CEO –** We provide Mr. Nassetta with a life insurance benefit for his family and the associated taxes. In addition, Mr. Nassetta is authorized to use Company aircraft for all travel, which is the Company's preference, due to security reasons and the global nature of our business. This method of travel enables Mr. Nassetta to efficiently respond to business priorities and to use travel time in a productive manner for the Company.

PENSION BENEFITS

In addition to our 401(k) plan and EDCP, Mr. Carter participates in two of our defined benefit pension plans, the Hilton U.K. Pension Plan (the "U.K. Pension Plan") and the Hilton U.K. Hotels Employer-Financed Retirement Benefit Scheme (the "Supplemental U.K. Plan"), because of his previous service as Chief Executive Officer of Hilton International. Mr. Carter ceased further pensionable service under both plans in 2009. See the "2018 Pension Benefits" table for a description of these defined benefit pension plans.

SEVERANCE PLAN

The Committee believes that a carefully structured severance plan is necessary to attract and retain talent. Our severance plan allows executives to focus their attention and energy on making objective business decisions that are in the best interest of stockholders. In addition, the Committee believes that the interests of our stockholders are better protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions.

In August 2018, the Committee renewed the Company's existing executive severance plan, which was adopted at the time of the Company's IPO in 2013 and expired at the end of 2018. Under the terms of the 2019 Executive Severance Plan effective January 1, 2019 (the "Severance Plan"), if an eligible executive's employment is terminated by us without "cause," or if the eligible employee terminates his or her employment for "good reason" (each, a "qualifying termination"), then, subject to the eligible employee's execution and non-revocation of a release of claims against us, continued compliance with restrictive covenants related to post-employment non-solicitation and non-compete covenants for one year following termination, and indefinite covenants covering confidentiality and non-disparagement, he or she will be eligible to receive a severance payment amount based on the employee's position and then-current base salary and target bonus. Under the terms of the Severance Plan, our NEOs will be eligible to receive a severance payment equal to 2.0 times (2.99 times in the case of Mr. Nassetta) the sum of his or her annual base salary and annual target bonus at the time of termination, paid in a lump sum. In addition, upon a qualifying termination, the NEO will be entitled to certain continued health and welfare benefits, as described under "Potential Payments Upon Termination or Change in Control."

The NEOs will also be entitled to the same level of severance upon a qualifying termination in connection with a change in control except that severance may be reduced if doing so would result in the executive realizing a better after-tax result following the imposition of any applicable golden parachute excise taxes under Internal Revenue Code Section 4999.

In addition to the Severance Plan, any compensation and benefits to be made in connection with a separation are determined at the discretion of the Committee and may be based on the executive, his or her position, the nature of the separation and the respective executive's compliance with specified post-termination restrictive covenants.

KEY EXECUTIVE COMPENSATION PRACTICES

We follow key executive compensation practices that promote good governance and serve the interests of our stockholders, as summarized below.

What We Do:



✓ **Emphasize long-term performance –** Our LTI program is designed to focus executives on long-term stockholder value and emphasize achievement of strategic objectives over the next several years.

✓ **Engage an independent compensation consultant –** The Committee's consultant does not provide any other services to the Company.

✓ **Apply double trigger vesting in the event of a change in control –** Cash severance benefits are payable and vesting of equity awards is accelerated only upon a "double trigger," meaning when an executive's employment is terminated following a change in control. For performance awards, the Committee implemented double trigger vesting beginning with grants made in 2017 to better align with market practices and stockholder interests. As a result, all of the Company's outstanding equity awards accelerate vesting only upon a double trigger.

✓ **Provide limited perquisites –** Our NEOs receive perquisites consistent with industry practices and participate in the same Company-wide plans and programs offered to all eligible employees.

✓ **Apply a clawback policy –** The Committee has discretion to recover incentive compensation paid or awarded based on financial results impacted by fraud or misconduct.

✓ **Evaluate share utilization –** The Committee annually reviews share utilization, burn rate and dilution levels resulting from our compensation practices.

✓ **Establish caps on maximum payouts –** The Committee sets maximum amounts that may be payable for annual cash incentive compensation and long-term performance awards.

What We Do Not Do:

✗ **Provide employment agreements or individual change in control agreements for our NEOs –** The Committee has determined that employment agreements are not necessary to attract members of our executive team.

✗ **Allow pledging, hedging or short-sale transactions –** Per our Insider Trading Policy, all covered persons are prohibited from purchasing Company securities on margin or pledging Company securities as collateral. Further, we do not permit short sales or the purchase or sale of derivative instruments based on the Company's securities.

✗ **Reprice or buyout underwater stock options –** Our Incentive Plans do not permit the repricing or substitution of underwater stock options except with stockholder approval. Our Incentive Plans also do not permit the grant of stock options with below-market exercise prices, except in connection with certain corporate transactions.

✗ **Pay dividends or dividend equivalents on any unvested equity awards prior to vesting –** Our Incentive Plans and associated award agreements prohibit the payment and delivery of dividends and dividend equivalents on unvested RSUs and performance awards, unless and until the underlying award vests.

OWNERSHIP POLICY

We have adopted an executive stock ownership policy for our NEOs. Each of our NEOs is expected to own shares of our common stock in the following amounts within five years from the later of February 19, 2014 and the date he or she first becomes subject to the stock ownership policy:

Role	Salary Multiple
CEO	5 times base salary
Other Executive Officers	3 times base salary

Each NEO currently satisfies the stock ownership requirement above. Under this requirement, executives may not dispose of any shares of the Company they acquire, including, but not limited to, any shares of vested restricted stock, any shares underlying vested restricted stock units, net of taxes, or any shares acquired upon the exercise of any stock options, net of taxes and payment of any exercise price, in each case, received from grants made until the ownership requirements are satisfied. This restriction does not apply to any shares of our common stock received by the executive in exchange for his or her equity held prior to our IPO.

CLAWBACK POLICY

We have adopted a clawback policy for our incentive compensation. The Committee determined that it may be appropriate to recover annual and/or LTI compensation from its current or former officers subject to reporting under Section 16 of the Exchange Act or any other employee designated by the Committee in specified situations. These situations include if such employee was overpaid as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law) caused or contributed to by such employee's fraud, willful misconduct or gross negligence. If these situations occur, the Committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results and determine whether to seek recovery of any excess incentive compensation paid or earned as a result of such inaccurate results.

STOCK AWARD GRANTING POLICY

The annual grant of stock-based awards to our NEOs is approved on the date of the first regularly scheduled Committee meeting of the calendar year (typically held in the first quarter). In addition to annual awards, other grants may be awarded at other times: (1) to attract new hires; (2) to recognize employees for special achievements or for retention purposes; (3) to new employees as a result of the acquisition of another company; or (4) as may be desirable and prudent in other special circumstances. The exercise price of stock options is the closing market price of our common stock on the date of grant. We monitor and periodically review our equity grant policies to ensure compliance with plan rules and applicable law. We do not have a program, plan or practice to time our equity grants in coordination with the release of material, non-public information.

RISK CONSIDERATIONS

The Committee believes that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. In this regard, our executive compensation program includes the following design features:

- Balances fixed versus at-risk compensation
- Balances short-term cash and LTI compensation
- Provides that at-risk compensation is based on a variety of qualitative and quantitative performance goals, including the Company's stock price, the Company's overall financial performance and the performance of specific business area objectives
- Caps the executives' incentive compensation opportunities
- Provides the Committee with discretion to reduce the annual incentive amount awarded
- Significant stock ownership requirements
- Provides for a clawback of the executive's compensation in specified circumstances
- Prohibits pledging and hedging of Company stock

IRS CODE SECTION 162(m)

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction for any compensation in excess of one million dollars paid to NEOs (except for the CFO, in the case of tax years preceding 2018). For tax years prior to 2018, the deductibility limitation under Section 162(m) did not apply to certain "performance-based compensation" arrangements or certain awards granted or paid during the Company's post-IPO "transition period" under Section 162(m) (which ended on the date of our 2017 annual meeting of stockholders). However, due to amendments to Section 162(m), the "performance-based compensation" exception is no longer available for compensation paid with respect to fiscal 2018 and future years (unless paid pursuant to certain pre-November 2, 2017 contractual arrangements).

Accordingly, while the Committee takes the deductibility limitations of Section 162(m) into account in its compensation decisions, we expect to authorize compensation payments that are not exempt under Section 162(m) when the Committee believes that such payments are appropriate to attract or retain talent.

SUMMARY COMPENSATION TABLE

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for the fiscal years indicated.

Name	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3][4] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Christopher J. Nassetta President & Chief Executive Officer	**2018**	**$1,250,000**	**—**	**$11,874,648**	**$3,958,229**	**$2,462,813**	**—**	**$244,879**	**$19,790,569**
	2017	$1,242,308	—	$13,156,151	$1,718,737	$2,604,375	—	$69,127	$18,790,698
	2016	$1,200,000	—	$6,532,917	$1,319,999	$1,883,905	—	$64,507	$11,001,328
Kevin J. Jacobs EVP & Chief Financial Officer	**2018**	**$820,308**	**—**	**$2,138,959**	**$712,996**	**$928,730**	**—**	**$11,000**	**$4,611,993**
	2017	$791,808	—	$5,799,912	$599,999	$942,080	—	$10,800	$8,144,599
	2016	$743,404	—	$2,091,147	$422,295	$735,927	—	$24,245	$4,017,018
Jonathan W. Witter EVP & Chief Customer Officer	**2018**	**$820,308**	**—**	**$2,138,959**	**$712,996**	**$929,884**	**—**	**$11,000**	**$4,613,147**
	2017	$584,615	$250,000	$10,299,938	$599,988	$648,338	—	—	$12,382,879
Ian R. Carter EVP & President, Global Development	**2018**	**$784,326**	**—**	**$1,519,315**	**$506,466**	**$935,501**	**—**	**—**	**$3,745,608**
	2017	$761,482	—	$1,475,159	$491,725	$908,722	$195,315	—	$3,832,403
	2016	$739,302	—	$1,891,199	$381,921	$765,859	—	$2,836	$3,781,117
Kristin A. Campbell EVP & General Counsel	**2018**	**$677,826**	**—**	**$1,411,161**	**$470,416**	**$784,959**	**—**	**$11,000**	**$3,355,362**
	2017	$652,699	—	$3,229,219	$409,771	$780,436	—	$10,800	$5,082,925
	2016	$633,688	—	$1,575,984	$318,266	$643,033	—	$12,963	$3,183,934

[1] Amounts in this column reflect the salary earned during the fiscal year, whether paid or deferred under the Company's employee benefit plans.

[2] Represents the sign-on bonus awarded to Mr. Witter.

[3] Represents the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 16: "Share-Based Compensation" of the audited consolidated financial statements included in our Annual Report on Form 10-K.

[4] In accordance with the SEC's rules, dividend equivalents that accrued on the executives' RSUs and performance awards granted in 2018 are not reported above because dividends were factored into the grant date fair value of these awards.

Of the performance awards granted in 2018, 50% vest according to three-year EBITDA CAGR and 50% vest according to three-year FCF per share CAGR. The grant date fair value was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement as of the grant date, the aggregate grant date fair value of the performance awards would have been: Mr. Nassetta — $15,832,864; Mr. Jacobs — $2,851,998; Mr. Witter — $2,851,998; Mr. Carter — $2,025,806; and Ms. Campbell — $1,881,547.

[5] For 2018, the actual annual change in pension value was negative ($111,984) for Mr. Carter, but it is not reflected in the table pursuant to SEC regulations regarding negative amounts. Amounts reported represent the aggregate change in the actuarial present value of Mr. Carter's accumulated benefit under the defined-present value of the retirement pension due based on assumptions described below. This value is the sum that would be payable should Mr. Carter choose to transfer his benefits from the U.K. Pension Plan in full as of December 31, 2018, 2017 and 2016. The key financial assumptions used in the calculation of the present value included discount rates of 4.65%, 4.50% and 4.65% for 2018, 2017 and 2016, respectively, CPI inflation of 2.50%, 2.45% and 2.75% for 2018, 2017 and 2016, respectively, and pension inflation of 1.60%, 1.60% and 1.80% for 2018, 2017 and 2016, respectively. The Company does not provide any of its executives with any above-market or preferential earnings on nonqualified deferred compensation.

[6] All Other Compensation for 2018 includes:

Name	Company 401(k) Match ($)	Insurance Premiums[a] ($)	Personal Use of Company Aircraft[b] ($)	Reimbursements for Taxes Incurred for Specified Perquisites[c] ($)	Other[d] ($)	Total ($)
Christopher J. Nassetta	$11,000	$7,525	$93,147	$106,958	$26,249	$244,879
Kevin J. Jacobs	$11,000	—	—	—	—	$ 11,000
Jonathan W. Witter	$11,000	—	—	—	—	$ 11,000
Ian R. Carter	—	—	—	—	—	—
Kristin A. Campbell	$11,000	—	—	—	—	$ 11,000

[a] Employer-paid premiums for Mr. Nassetta's executive life insurance policy.

[b] Mr. Nassetta is authorized to use the Company aircraft for all travel, which is the Company's preference, due to security reasons and the global nature of our business. This method of travel enables Mr. Nassetta to efficiently respond to business priorities and to use travel time in a productive manner for the Company. The amount reported reflects incremental costs for personal use of the Company aircraft by Mr. Nassetta and his accompanying guests and is determined by calculating an hourly variable rate (e.g., fuel, catering, certain maintenance costs, landing fees, crew travel and other miscellaneous variable costs) for the aircraft and then multiplying the result by the hours flown for personal use. The amount does not include the fixed costs that do not change based on usage, such as crew salaries and hangar storage costs.

[c] Reflects $79,213 of employer-paid taxes owed with respect to Mr. Nassetta's personal use of the Company aircraft, $6,182 of employer-paid taxes owed in connection with his employer-paid executive life insurance policy and $21,563 of employer-paid taxes owed in connection with employer-paid expenses incurred at Company-branded hotels while on personal travel.

[d] Employer-paid expenses incurred at Company-branded hotels while on personal travel.

2018 GRANTS OF PLAN-BASED AWARDS

The following table sets forth grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2018.

| Name | Award Type | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number or Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/sh) | Grant Date Fair Value of Stock and Option Awards[3] ($) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Christopher J. Nassetta	Annual Cash Incentive	—	$46,875	$1,875,000	$3,750,000	—	—	—	—	—	—	—
	Performance Awards	3/1/18	—	—	—	49,883	99,766	199,532	—	—	—	$7,916,432
	RSUs	3/1/18	—	—	—	—	—	—	49,883	—	—	$3,958,216
	Stock Options	3/1/18	—	—	—	—	—	—	—	166,452	$79.35	$3,958,229
Kevin J. Jacobs	Annual Cash Incentive	—	$41,200	$824,000	$1,236,000	—	—	—	—	—	—	—
	Performance Awards	3/1/18	—	—	—	8,985	17,971	35,942	—	—	—	$1,425,999
	RSUs	3/1/18	—	—	—	—	—	—	8,985	—	—	$712,960
	Stock Options	3/1/18	—	—	—	—	—	—	—	29,983	$79.35	$712,996
Jonathan W. Witter	Annual Cash Incentive	—	$41,200	$824,000	$1,236,000	—	—	—	—	—	—	—
	Performance Awards	3/1/18	—	—	—	8,985	17,971	35,942	—	—	—	$1,425,999
	RSUs	3/1/18	—	—	—	—	—	—	8,985	—	—	$712,960
	Stock Options	3/1/18	—	—	—	—	—	—	—	29,983	$79.35	$712,996
Ian R. Carter	Annual Cash Incentive	—	$39,393	$787,856	$1,181,784	—	—	—	—	—	—	—
	Performance Awards	3/1/18	—	—	—	6,382	12,765	25,530	—	—	—	$1,012,903
	RSUs	3/1/18	—	—	—	—	—	—	6,382	—	—	$506,412
	Stock Options	3/1/18	—	—	—	—	—	—	—	21,298	$79.35	$506,466
Kristin A. Campbell	Annual Cash Incentive	—	$34,093	$681,861	$1,022,792	—	—	—	—	—	—	—
	Performance Awards	3/1/18	—	—	—	5,928	11,856	23,712	—	—	—	$940,774
	RSUs	3/1/18	—	—	—	—	—	—	5,928	—	—	$470,387
	Stock Options	3/1/18	—	—	—	—	—	—	—	19,782	$79.35	$470,416

[1] Reflects the possible payouts under the 2018 annual cash incentive program. Amounts reported in the "Threshold" column assume that there is no payout under the Adjusted EBITDA component of the annual cash incentive program and that the NEO only earns the minimum payout for the one business area or organizational strength performance objective that has been assigned the lowest weighting. The actual amounts paid are described in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

[2] As described in further detail under "LTI Program," the performance awards granted have a three-year performance period ending on December 31, 2020 with 50% vesting based on FCF per share CAGR and 50% vesting based on EBITDA CAGR. Amounts reported in the "Threshold" column assume that 50% of the target performance awards will vest and amounts reported in the "Maximum" column assume that 200% of the target performance awards will vest.

[3] Represents the grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 16: "Share-Based Compensation" of the audited consolidated financial statements included in our Annual Report on Form 10-K. The stock options have an exercise price per share equal to the closing price of the Company's common stock as reported on the NYSE on the date of grant.

The grant date fair value of the performance awards that are scheduled to vest according to three-year EBITDA CAGR was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date and was determined to be for each of Mr. Nassetta, Mr. Jacobs, Mr. Witter, Mr. Carter and Ms. Campbell, $3,958,216, $713,039, $713,039, $506,491 and $470,387, respectively. The grant date fair value of the performance awards that are scheduled to vest based on three-year FCF per share CAGR was determined to be for each of Mr. Nassetta, Mr. Jacobs, Mr. Witter, Mr. Carter and Ms. Campbell, $3,958,216, $712,960, $712,960, $506,412 and $470,387, respectively.

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR-END

The following table sets forth outstanding equity awards held by our NEOs as of December 31, 2018.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1][2] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2][4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
Christopher J. Nassetta	2/19/14	74,977	—	$45.46	2/19/24	—	—	—	—
	2/10/15	71,125	—	$57.99	2/10/25	—	—	—	—
	2/18/16	76,192	38,097	$41.41	2/18/26	—	—	—	—
	2/27/17	41,335	82,672	$58.02	2/27/27	14,812 [5]	$1,063,502	118,492	$8,507,726
	2/27/17	—	—	—	—	91,923 [6]	$6,600,071	—	—
	3/1/18	—	166,452	$79.35	3/1/28	49,883 [5]	$3,581,599	199,532	$14,326,398
Kevin J. Jacobs	2/19/14	22,493	—	$45.46	2/19/24	—	—	—	—
	2/10/15	23,143	—	$57.99	2/10/25	—	—	—	—
	2/18/16	24,374	12,189	$41.41	2/18/26	—	—	—	—
	2/27/17	14,429	28,861	$58.02	2/27/27	5,171 [5]	$371,278	41,364	$2,969,935
	2/27/17	—	—	—	—	45,961 [6]	$3,300,000	—	—
	3/1/18	—	29,983	$79.35	3/1/28	8,985 [5]	$645,123	35,942	$2,580,636
Jonathan W. Witter	5/24/17	12,665	25,333	$65.48	5/24/27	4,582 [5]	$328,988	36,652	$2,631,614
	5/24/17	—	—	—	—	45,816 [7]	$3,289,589	—	—
	5/24/17	—	—	—	—	34,362 [8]	$2,467,192	—	—
	3/1/18	—	29,983	$79.35	3/1/28	8,985 [5]	$645,123	35,942	$2,580,636
Ian R. Carter	2/19/14	22,493	—	$45.46	2/19/24	—	—	—	—
	2/10/15	20,931	—	$57.99	2/10/25	—	—	—	—
	2/18/16	22,044	11,024	$41.41	2/18/26	—	—	—	—
	2/27/17	11,825	23,653	$58.02	2/27/27	4,238 [5]	$304,288	33,900	$2,434,020
	3/1/18	—	21,298	$79.35	3/1/28	6,382 [5]	$458,228	25,530	$1,833,054
Kristin A. Campbell	2/19/14	18,744	—	$45.46	2/19/24	—	—	—	—
	2/10/15	17,442	—	$57.99	2/10/25	—	—	—	—
	2/18/16	18,370	9,186	$41.41	2/18/26	—	—	—	—
	2/27/17	9,854	19,711	$58.02	2/27/27	3,531 [5]	$253,526	28,250	$2,028,350
	2/27/17	—	—	—	—	22,981 [6]	$1,650,036	—	—
	3/1/18	—	19,782	$79.35	3/1/28	5,928 [5]	$425,630	23,712	$1,702,522

[1] Stock options granted in February vest in three equal annual installments beginning on the following February 15, which is approximately the first anniversary of the grant date. Stock options granted in March vest in three equal annual installments beginning on the following March 3, which is approximately the first anniversary of the grant date.

[2] For information on vesting upon specified termination events or a change in control, see "LTI Program" and "Potential Payments Upon Termination or Change in Control."

[3] Amounts reported are based on the closing price of our common stock on the NYSE as of December 31, 2018 ($71.80) multiplied by the number of outstanding shares.

[4] Performance awards vest according to EBITDA CAGR and FCF per share CAGR at the end of a three-year performance period. In the table above, the number and market value of units reported reflect maximum achievement based on the Company's performance as of December 31, 2018. The actual number of units that will be distributed is not yet determinable.

[5] RSUs granted in 2017 vest in two equal annual installments beginning on the following February 15, which is approximately the first anniversary of the grant date for all NEOs other than Mr. Witter, whose RSUs were granted in May 2017. RSUs granted March 2018 vest in two equal annual installments beginning on the following March 3, which is approximately the first anniversary of the grant date.

[6] Spin-off grants awarded in February 2017 vest in three equal annual installments beginning on February 15, 2018, which is approximately the first anniversary of the grant date. The Committee awarded the spin-off grants in recognition of contributions towards the completion of the January 2017 spin-offs and to promote retention of key executives. The spin-offs completed Hilton's transformation into a fee-based, capital-efficient business model.

[7] Sign-on RSUs granted to Mr. Witter that vest in four equal annual installments beginning on the first anniversary of the grant date.

[8] Sign-on RSUs granted to Mr. Witter that vest in two equal annual installments beginning on the first anniversary of the grant date.

2018 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding shares that vested during 2018 for our NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Christopher J. Nassetta	—	—	**172,350**	**$13,353,562**
Kevin J. Jacobs	—	—	**63,845**	**$5,008,328**
Jonathan W. Witter	—	—	**54,213**	**$4,458,682**
Ian R. Carter	—	—	**36,520**	**$2,735,049**
Kristin A. Campbell	—	—	**41,923**	**$3,250,776**

[1] Includes shares received from the vesting of RSUs granted in 2016 and 2017.

Also includes converted performance awards granted in 2016; in connection with the spin-offs effective January 2017, the NEOs' performance-vesting restricted stock awards granted in 2015 and 2016 were converted into time-vesting restricted stock ("converted performance awards"), assuming a target level of achievement. The Committee determined to convert the performance shares into time-based restricted stock, as the performance periods for the performance shares granted in 2015 and 2016 would have ended after the spin-offs and, as such, the performance measures originally established upon grant would not have been relevant or measurable as originally intended.

[2] Amounts reported are based on the closing price of our common stock on the NYSE on the vesting date.

2018 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Christopher J. Nassetta		—	—	—
Kevin J. Jacobs		—	—	—
Jonathan W. Witter		—	—	—
Ian R. Carter	Hilton U.K. Pension Plan [2]	4	$519,903	—
	Supplemental U.K. Plan [3]	3	$772,826	—
Kristin A. Campbell		—	—	—

[1] The present value is calculated by the trustee of the U.K. Pension Plan and represents the present value of the retirement pension due based on assumptions described below. This value is the sum that would be payable should Mr. Carter choose to transfer his benefits from the U.K. Pension Plan in full as of December 31, 2018. The key financial assumptions used in the calculation of the present value included discount rates of 4.65% and 4.50% for 2018 and 2017, respectively, CPI inflation of 2.50% and 2.45% for 2018 and 2017, respectively, and pension inflation of 1.60% for 2018 and 2017.

[2] The U.K. Pension Plan is a defined benefit pension plan in the U.K., for which benefit payments are payable monthly upon retiring in accordance with the terms of the plan. The pension value is determined based on years and completed months' of pensionable service, final pensionable salary (which is subject to an earnings cap) and an accrual ratio. The funds are invested through a trustee, who has full investment discretion. Mr. Carter ceased pensionable service in the U.K. Pension Plan in 2009, and he has a preserved pension based on his pensionable service and final pensionable salary at that time. Mr. Carter has not contributed to the plan since then and the only increases applied to his benefit have been annual statutory increases. The purpose of the U.K. Pension Plan is to provide a retirement benefit based on U.K. market practice. The U.K. Pension Plan does not provide special policies such as granting extra years of credited service, however, it provides tax advantages such as a tax relief on employee contributions and a tax-free cash payment at retirement.

[3] The Supplemental U.K. Plan is supplementary to the U.K. Pension Plan and provides an additional retirement benefit to senior management of the Company whose pensionable earnings in the U.K. Pension Plan are restricted to an earnings cap. The Supplemental U.K. Plan does not have assets. While Mr. Carter was a member of the Supplemental U.K. Plan, the Company made notional contributions calculated as a percentage of his base salary in excess of an earnings cap, which applies within the U.K. Pension Plan. No notional contributions have been made for Mr. Carter since 2009, when he ceased pensionable service. Mr. Carter has a notional retirement account balance, which is notionally invested based on Mr. Carter's elected investment portfolio. The terms of the Supplemental U.K. Plan provide that funds be paid as a lump sum at the same time as Mr. Carter commences drawing his retirement benefits from the U.K. Plan. The Supplemental U.K. Plan does not provide any special tax treatment.

2018 NONQUALIFIED DEFERRED COMPENSATION

The Company offered the NEOs and other senior management the opportunity to participate in the EDCP during 2018. The table below provides information as of December 31, 2018, for those NEOs who chose to participate in the plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY[1] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[2] ($)
Christopher J. Nassetta	—	—	($151)	—	$227,310
Kevin J. Jacobs	—	—	—	—	—
Jonathan W. Witter	—	—	—	—	—
Ian R. Carter	—	—	—	—	—
Kristin A. Campbell	—	—	—	—	—

[1] Amounts in this column are not reported as compensation for fiscal year 2018 in the "Summary Compensation Table" since they do not reflect above-market or preferential earnings. Deferrals may be allocated among investment options that generally mirror the investment options available under our qualified 401(k) plan. Of the available investment options, the one-year rate of return during 2018 ranged from -19.77% to 4.14%.

[2] Mr. Nassetta made no contributions during fiscal years 2016, 2017 or 2018 and, therefore, no amounts in this column have previously been reported in the "Summary Compensation Table."

Pursuant to our EDCP, specified eligible employees, including our NEOs, were permitted to defer up to 80% of their annual salary and up to 100% of their bonus. Deferral elections were made by eligible employees in the calendar year preceding the year compensation is otherwise payable. In 2018, contributions to the EDCP consisted solely of participants' elective deferral contributions and the Company did not provide matching contributions. Eligible employees are permitted to make individual investment elections that will determine the rate of return on their deferral amounts under the elective nonqualified deferred compensation plan. Participants may change their investment elections at any time. Deferrals are only deemed to be invested in the investment options selected. Participants have no ownership interest in any of the funds as investment elections are used only as an index for crediting gains or losses to participants' accounts. The investment options consist of a variety of well-known mutual funds including certain non-publicly traded mutual funds available through variable insurance products. Investment gains or losses in the funds are credited to the participants' accounts daily, net of investment option related expenses. The EDCP does not provide any above-market returns or preferential earnings to participants, and the deferrals and their earnings are always 100% vested.

NEOs were permitted to elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of financial hardship due to death, illness, accident or similar extraordinary or unforeseeable circumstances, an executive may be allowed to access funds in the executive's deferred compensation account before he or she otherwise would have been eligible. The participant must make two payout elections, one in the case of termination and one in the case of retirement. Benefits can generally be received either as a lump sum payment or in installments over a period not to exceed 20 years in the case of retirement, 5 years in the case of termination and 5 years for in-service distributions. In the event of a change in control, 100% of the value of the eligible employee's deferred compensation account will be distributed.

As of December 31, 2018, the EDCP was frozen, meaning no new participants may enter the plan and no compensation earned after December 31, 2018 may be deferred.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table describes the potential payments and benefits that would have been payable to our NEOs under existing plans assuming a termination of employment on December 31, 2018. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. Distributions of plan balances that would be made are set forth in the "2018 Nonqualified Deferred Compensation" table.

Because the disclosures in the table assume the occurrence of a termination as of a particular date and under a particular set of circumstances and therefore make a number of important assumptions, the actual amount to be paid to each of our NEOs upon a termination may vary significantly from the amounts included herein. Factors that could affect these amounts include the timing during the year of any such event, the continued availability of benefit policies at similar prices and the type of termination event that occurs.

Name	Qualifying Termination[1] ($)	Qualifying Termination Within 12 Months Following CIC ($)	Death or Disability[2] ($)
Christopher J. Nassetta			
Cash Severance[1]	$9,343,750	$9,343,750	$1,875,000
Equity Awards[3]	—	$32,794,684	$18,763,623
Continuation of Benefits[4]	$20,719	$20,719	—
Outplacement Services[5]	$17,000	$17,000	—
Other Benefit[6]	$129,808	$129,808	$129,808
Total Value of Benefits	**$9,511,277**	**$42,305,961**	**$20,768,431**
Kevin J. Jacobs			
Cash Severance[1]	$3,296,000	$3,296,000	$824,000
Equity Awards[3]	—	$9,989,941	$6,504,221
Continuation of Benefits[4]	$11,784	$11,784	—
Outplacement Services[5]	$17,000	$17,000	—
Other Benefit[6]	$85,569	$85,569	$85,569
Total Value of Benefits	**$3,410,353**	**$13,400,294**	**$7,413,790**
Jonathan W. Witter			
Cash Severance[1]	$3,296,000	$3,296,000	$824,000
Equity Awards[3][7]	—	$11,458,086	$8,197,914
Continuation of Benefits[4]	$16,426	$16,426	—
Outplacement Services[5]	$17,000	$17,000	—
Other Benefit[6]	$79,231	$79,231	$79,231
Total Value of Benefits	**$3,408,657**	**$14,866,743**	**$9,101,145**
Ian R. Carter			
Cash Severance[1]	$3,151,424	$3,151,424	$787,856
Equity Awards[3]	—	$5,232,284	$2,540,044
Continuation of Benefits[4]	$14,246	$14,246	—
Outplacement Services[5]	$17,000	$17,000	—
Other Benefit[6]	$81,816	$81,816	$81,816
Total Value of Benefits	**$3,264,486**	**$8,496,770**	**$3,409,716**
Kristin A. Campbell			
Cash Severance[1]	$2,727,444	$2,727,444	$681,861
Equity Awards[3]	—	$6,185,213	$3,839,583
Continuation of Benefits[4]	$11,174	$11,174	—
Outplacement Services[5]	$17,000	$17,000	—
Other Benefit[6]	$65,564	$65,564	$65,564
Total Value of Benefits	**$2,821,182**	**$9,006,395**	**$4,587,008**

(1) For purposes of the cash severance amounts in the table above, a "qualifying termination" means (x) as defined under the Severance Plan, a termination of employment either by the Company without "cause" or by the executive for "good reason" and (y) as defined under the Incentive Plans, a termination by the Company without "cause." An executive is not deemed to have experienced a qualifying termination as a result of (a) his or her death or disability or (b) solely as a result of a change in control.

Under the Severance Plan, whether or not in connection with a change in control, each NEO would have been entitled to receive a cash severance amount equal to 2.0 times (2.99 in the case of Mr. Nassetta) the sum of the executive's base salary and annual cash incentive award payable at target, each as in effect at date of termination.

If the employment of the NEO was terminated due death or disability, such executive would have been entitled to receive a prorated bonus. Amounts reported under "Death or Disability" for each NEO reflect each NEO's target annual bonus for the year ended December 31, 2018.

(2) In the event of death of an NEO, in addition to amounts reported in the table above, each NEO will receive benefits from third-party payors under our employer-paid premium life insurance plans. All of our executives are eligible for one times their regular annual eligible wages at death. In addition, the Company has provided Mr. Nassetta with additional executive life insurance with a $10,500,000 death benefit. Therefore, if such benefits were triggered for the NEOs on December 31, 2018 under our life insurance plans the legally designated beneficiary(ies) of each NEO would have received the following amounts: Mr. Nassetta ($13,000,000); Mr. Jacobs ($1,536,000); Mr. Witter ($800,000); Mr. Carter ($1,531,000); and Ms. Campbell ($1,299,000).

(3) Amounts represent the value of the acceleration of any unvested equity awards, assuming the acceleration occurred on December 31, 2018 and based on the closing price of our common stock on the NYSE as of December 31, 2018 ($71.80). Provisions for unvested awards are discussed in further detail under "Treatment of Long-Term Incentive Awards Upon Termination, Change in Control or Retirement."

- Performance awards: If the NEO's employment terminates as a result of death or disability, a prorated portion of the performance awards will immediately vest at target levels, with such proration based on the number of days in the performance period that have elapsed. Upon a double trigger following a change in control, the performance awards will immediately vest based on actual performance through the most recently completed fiscal quarter or at a level as determined by the Committee in its good faith discretion. The amounts reported in the table above for double trigger vesting are based on the Company's performance as of December 31, 2018.

- RSUs: Upon a double trigger following a change in control or due to the executive's death or disability, all unvested RSUs will immediately vest. However, for Mr. Witter's RSU sign-on award that vests over two years, the units will immediately vest if the Company terminates employment without cause during that time (as described in footnote 7 below).

- Stock options: Upon a double trigger following a change in control or due to the executive's death or disability, all unvested options will immediately vest and become exercisable. In the table above, amounts reported reflect the "spread," or difference between the exercise price and closing price as of December 31, 2018.

Amounts in the table above do not include accrued dividends on eligible outstanding equity awards. Accrued dividends as of December 31, 2018 were approximately: $325,429 for Mr. Nassetta; $119,240 for Mr. Jacobs; $132,660 for Mr. Witter; $39,456 for Mr. Carter; and $68,447 for Ms. Campbell.

(4) Under the Severance Plan, upon a qualifying termination, each NEO is entitled to continued healthcare coverage in an amount equal to the excess of the cost of the coverage over the amount that the executive would have had to pay if the executive remained employed for 12 months following the date of termination. In addition, upon a qualifying termination, an NEO who received life insurance coverage prior to the qualifying termination is entitled to receive a cash payment equal to the premiums required to continue such coverage for 12 months following the termination. Amounts reported assume 2018 rates.

(5) Under the Severance Plan, upon a qualifying termination, each NEO is entitled to outplacement services for a period of 12 months following the date of termination. Amounts in the table above assume that the cost to the Company for these outplacement services would be $17,000 for each NEO.

(6) Amounts shown represent accrued but unused vacation days.

(7) For Mr. Witter's RSU sign-on award that vests over two years, if the Company terminates employment without cause prior to May 24, 2019, any unvested RSUs will immediately vest. The unvested value of this award as of December 31, 2018 is shown in the "Outstanding Equity Awards at 2018 Fiscal Year-End" table.

PAY RATIO

For the fiscal year ended December 31, 2018, we estimate that the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was 542:1 based on the following:

- The annual total compensation of our CEO was $19,803,897[1]
- The annual total compensation of our median employee was $36,530[2]

For 2018, annual total compensation now also includes Company-paid healthcare benefits because they are part of the total rewards that employees receive. In order for employees to tailor their benefits to individual circumstances, our benefits programs offer a variety of choices in coverage. The healthcare figures reflected above correspond to the selections each of these employees made when they enrolled in benefits.

In order to identify the median employee, we used the methodology described below:

- As of October 1, 2017 (our "Determination Date"), we collected data for all employees globally and used base pay as our consistently applied compensation measure. For hourly workers, we calculated annual base pay based on a reasonable estimate of hours worked during 2017, and used salary levels for salaried employees. We annualized pay for permanent employees who commenced work during 2017. Consistent with SEC guidance, we used reasonable estimates to determine the base pay for a small portion of our employee population. We identified employees within a narrow range of the estimated median and then employed statistical sampling to select the median employee from within that range.
- For 2018, we are using the same median employee identified in 2017 because we reasonably believe there has been no change in the employee population or employee compensation arrangements that would significantly affect the pay ratio disclosure.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules and the methodology described above. The SEC allows companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

[1] For purposes of the pay ratio disclosure, the CEO's annual total compensation includes the amount reported in the "Total" column of the "Summary Compensation Table," plus the CEO's Company-paid healthcare benefits.

[2] The median employee's annual total compensation includes the median employee's Company-paid healthcare benefits ($4,636) and Company 401(k) match.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the 2018 fiscal year, the members of the Compensation Committee were Ms. Healey, Ms. McHale and Mr. Schreiber, none of whom was, during the fiscal year, an officer or employee of the Company and none of whom was formerly an officer of the Company. During 2018, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee or our Board.

OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 15, 2019 by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

Name	Amount and Nature of Beneficial Ownership	Percentage of Common Stock Outstanding
Principal Stockholders		
The Vanguard Group [1]	21,598,591	7.4
Wellington Management Group LLP [2]	19,562,416	6.7
T. Rowe Price Associates, Inc. [3]	19,195,205	6.6
BlackRock, Inc. [4]	18,862,878	6.5
Directors and Named Executive Officers		
Christopher J. Nassetta [5][6]	3,352,666	1.1
Jonathan D. Gray	—	*
Charlene T. Begley [7]	4,262	*
Melanie L. Healey [7]	3,507	*
Raymond E. Mabus, Jr. [7]	3,307	*
Judith A. McHale [7]	11,875	*
John G. Schreiber [7]	8,375	*
Elizabeth A. Smith [7]	11,875	*
Douglas M. Steenland [7]	15,208	*
Kristin A. Campbell [6]	281,789	*
Ian R. Carter [6]	740,941	*
Kevin J. Jacobs [6]	335,463	*
Jonathan W. Witter [6]	106,069	*
Directors and Executive Officers as a group (15 persons) [8]	**5,345,653**	1.8

* Represents less than 1%.

[1] As reported in a Schedule 13G filed on February 11, 2019, The Vanguard Group has sole voting power over 355,135 shares of our common stock, shared voting power over 61,058 shares of our common stock, sole dispositive power over 21,189,230 shares of our common stock and shared dispositive power over 409,361 shares of our common stock. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[2] As reported in a Schedule 13G/A filed on February 12, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 7,551,767 shares of our common stock and shared dispositive power over 19,562,416 shares of our common stock. Wellington Management Company LLP has shared voting power over 6,820,954 shares of our common stock and shared dispositive power over 18,046,114 shares of our common stock. The address of each entity is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

[3] As reported in a Schedule 13G filed on February 14, 2019, T. Rowe Price Associates, Inc. has sole voting power over 7,159,290 shares of our common stock and sole dispositive power over 19,195,205 shares of our common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

[4] As reported in a Schedule 13G filed on February 8, 2019, BlackRock, Inc. has sole voting power over 16,487,615 shares of our common stock and solve dispositive power over 18,862,878 shares of our common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[5] Includes 677,933 shares of common stock held by Harwood Road LLC, a limited liability company. A revocable living trust, of which Mr. Nassetta is the trustee and a beneficiary, serves as the managing member of Harwood Road LLC. 99% of the economic interests in the limited liability company are held by a family trust for the benefit of Mr. Nassetta's children and the remaining 1% is held by the aforementioned living trust.

[6] Includes shares underlying vested options as follows: Mr. Nassetta: 398,545; Ms. Campbell: 90,044; Mr. Carter: 107,242; Mr. Jacobs: 121,052; and Mr. Witter: 35,525. Also includes unvested shares of performance-vesting restricted stock, a portion of which may be forfeited at the end of the performance period based on the achievement of the applicable performance criteria, as follows: Mr. Nassetta: 118,492; Ms. Campbell: 28,250; Mr. Carter: 33,900; Mr. Jacobs: 41,364; and Mr. Witter: 36,652.

[7] Includes fully vested DSUs and dividend equivalents that settle on earlier of a termination for any reason or a change in control as follows: Ms. Begley: 4,262; Ms. Healey: 3,507; Mr. Mabus: 3,307; Ms. McHale: 9,709; Mr. Schreiber: 8,375; Ms. Smith: 9,709; and Mr. Steenland: 9,709.

[8] Includes 877,757 shares underlying vested options held by our executive officers; 48,579 fully vested DSUs and dividend equivalents held by our directors; and 301,850 unvested shares of performance-vesting restricted stock held by our executive officers, a portion of which may be forfeited at the end of the performance period based on the achievement of the applicable performance criteria.

SECTION 16(a)
BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, a company's chief accounting officer and persons who beneficially own more than 10% of a company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. Executive officers, directors, the chief accounting officer and beneficial owners with more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such reports and written representations, we believe that our executive officers and directors complied with all Section 16(a) filing requirements during 2018.

TRANSACTIONS WITH RELATED PERSONS

Our Board of Directors recognizes that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Our Board has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock listed on the NYSE. Our related person transaction policy requires that a "related person" (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our Board or a duly authorized committee of the Board (currently the Audit Committee). No related person transaction will be executed without the approval or ratification of our Board or a duly authorized committee of the Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest. Each of the transactions described below was approved in accordance with our policy on transactions with related persons.

HNA

Stockholders Agreement. Our stockholders agreement with HNA Tourism Group Co., Ltd. and certain of its affiliates (collectively, "HNA") was amended on April 9, 2018 pursuant to a master amendment and option agreement (the "MAOA") that, among other things, permitted HNA to sell all of its shares of our common stock and granted us an option to repurchase shares of common stock from HNA. As of the date of execution of the MAOA, HNA held 82,500,000 shares of our common stock, representing approximately 26% of our outstanding shares and had designated two directors to our Board pursuant to the stockholders agreement. On April 13, 2018, HNA completed an underwritten public offering of 66,000,000 shares of our common stock and on April 18, 2018 completed its sale to us of its remaining 16,500,000 shares of our common stock (as described below). As a result of HNA ceasing to beneficially own any shares of our common stock, HNA's right to designate directors to our Board, and certain other rights and obligations under the stockholders agreement, terminated.

Registration Rights. During 2018, we had a registration rights agreement with HNA that provided certain "demand" and "piggyback" registration rights. The registration rights agreement required the Company to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The registration rights agreement was amended on April 9, 2018 pursuant to the MAOA to, among other things, permit HNA's April 2018 underwritten public offering of shares of our common stock and to require HNA to pay for certain related expenses, including the reasonable fees and expenses of our legal counsels and accounting and tax advisors. HNA reimbursed us approximately $2.8 million in aggregate in connection with the underwritten public offering. As a result of HNA ceasing to beneficially own any shares of our common stock, the registration rights agreement terminated.

Management, Franchise, Products and Services. We currently manage or franchise, and may manage or franchise in the future, hotels that are directly or indirectly owned by affiliates of HNA on terms that are consistent with our standard forms of agreement. We recognized management and franchise fee revenue of approximately $0.3 million for the portion of the year in which HNA held more than 5% of our common stock related to these hotels. During that same period, we recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of less than $0.1 million. We also entered into ordinary course transactions with affiliates of HNA for the purchase of goods and services.

Share Repurchase. In May 2018, we repurchased 16,500,000 shares of our common stock directly from HNA for aggregate cash consideration of approximately $1.2 billion (at a price per share that was 1% less than the price per share paid to HNA by the underwriters in the underwritten public offering described above).

BLACKSTONE

Stockholders Agreement. In connection with our 2013 initial public offering, we entered into a stockholders agreement with Blackstone. This agreement required us to, among other things, nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders based on the percentage of Blackstone's beneficial ownership of our outstanding common stock. As a result of Blackstone's May 2018 sale of 15,800,000 shares of our common stock to third-party investors in privately-negotiated transactions and our repurchase of 1,250,000 shares of common stock from Blackstone (as described below), Blackstone's right to designate directors to our Board, and certain other rights and obligations under the stockholders agreement, terminated.

Registration Rights Agreement. During 2018, we were party to a registration rights agreement that provided Blackstone customary "demand" and "piggyback" registration rights. The registration rights agreement also provided that we would pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.

Management, Franchise, Products and Services. We currently manage or franchise, and may manage or franchise in the future, hotels that are directly or indirectly owned by affiliates of Blackstone on terms that are consistent with our standard forms of agreement. We recognized management and franchise fee revenue of approximately $15.6 million for the portion of the year in

which Blackstone held more than 5% of our common stock related to these hotels. During that same period, we recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of approximately $113.0 million. As of May 31, 2018, we had accounts receivable due from these hotels related to these management and franchise fees and reimbursements of approximately $38.2 million.

From time to time, we have purchased products and services from entities affiliated with or owned by Blackstone. In certain negotiated instances, these arrangements may permit our hotels, as well as hotels controlled by affiliates of Blackstone, to elect whether or not to contract with such third-party providers on the terms we negotiated.

Share Repurchase. In May 2018, we repurchased 1,250,000 shares of our common stock directly from Blackstone for approximately $0.1 billion in aggregate.

2017 SPIN-OFF AGREEMENTS

In connection with our January 2017 spin-offs of Park Hotels & Resorts Inc. and Hilton Grand Vacations Inc., we entered into several agreements with Park and HGV that govern our ongoing relationship. As of March 2018, we no longer consider Park or HGV to be a related person of Hilton following the respective dispositions by HNA of its entire interest in each of Park and HGV.

OTHER RELATIONSHIPS

T. Rowe Price Associates, Inc. is a beneficial holder of more than 5% of our outstanding common stock according to a Schedule 13G that it filed with the SEC on February 14, 2019. T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping and management services for three of the Company's retirement savings plans and received in 2018, in the aggregate, approximately $5.6 million for investment management services and approximately $1.0 million for recordkeeping services in connection with the three plans. Mr. Schreiber, a director trustee of a number of mutual funds managed by T. Rowe Price Associates and a member of our Board, has no financial interest in the foregoing described services provided by T. Rowe Price Retirement Plan Services, Inc.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

QUESTIONS AND ANSWERS

Why am I being provided with these materials?

We have made our proxy materials available to you on the Internet or, upon your request, delivered printed versions of these proxy materials to you by mail in connection with the solicitation by the Board of Directors of Hilton Worldwide Holdings Inc. of proxies to be voted at our Annual Meeting, and at any postponements or adjournments of the Annual Meeting. Directors, officers and other Company employees also may solicit proxies by telephone or otherwise. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. You are invited to attend the Annual Meeting and vote your shares in person.

What am I voting on?

There are four proposals scheduled to be voted on at the Annual Meeting:

- Proposal No. 1: Election of the director nominees listed in this Proxy Statement.

- Proposal No. 2: Approval of the Hilton 2019 Employee Stock Purchase Plan.

- Proposal No. 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019.

- Proposal No. 4: Approval, in a non-binding advisory vote, of the compensation paid to the named executive officers.

Who is entitled to vote?

Stockholders as of the close of business on March 15, 2019 (the "Record Date") may vote at the Annual Meeting. As of that date, there were 292,296,383 shares of common stock outstanding. You have one vote for each share of common stock held by you as of the Record Date, including shares:

- Held directly in your name as "stockholder of record" (also referred to as "registered stockholder"); and

- Held for you in an account with a broker, bank or other nominee (shares held in "street name") — Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or nominee how to vote their shares.

What constitutes a quorum?

The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at the Annual Meeting must be present in person or represented by proxy to constitute a quorum for the Annual Meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by "broker non-votes" also are counted as present and entitled to vote for purposes of determining a quorum. However, as described below under "How are votes counted?" if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote").

What is a "broker non-vote"?

A broker non-vote occurs when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at their discretion. Under current NYSE interpretations that govern broker non-votes, Proposal Nos. 1, 2 and 4 are considered non-discretionary matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Proposal No. 3 is considered a discretionary matter, and a broker will be permitted to exercise its discretion to vote uninstructed shares on the proposal.

How many votes are required to approve each proposal?

For all proposals being considered at the Annual Meeting, approval of the proposal requires the affirmative vote of a majority of the votes cast. While the vote on executive compensation (Proposal No. 4) is advisory in nature and non-binding, the Board will review the voting results and expects to take them into consideration when making future decisions regarding executive compensation. There is no cumulative voting in director elections.

Our Corporate Governance Guidelines set forth our procedures if a director nominee is nominated in an uncontested election but receives a majority of "against" votes. In an uncontested election, any nominee for director who receives a greater number of votes "against" from his or her election than votes "for" such election is required to tender his or her resignation following certification of the stockholder vote. The Nominating and Corporate Governance Committee is required to consider all relevant factors and make recommendations to the Board with respect to any such letter of resignation. The Board is required to take action with respect to this recommendation within 90 days after certification of the election results.

How are votes counted?

The table below summarizes the proposals that will be voted on, the vote required to approve each item and how votes are counted:

	Vote Required	Voting Options [1]	Broker Discretionary Voting Allowed	Impact of Abstain Vote [2]
Proposal 1: Election of the director nominees listed in this Proxy Statement	Majority of votes cast: Votes "FOR" must exceed votes "AGAINST" [3]	"FOR" "AGAINST" "ABSTAIN"	No [4]	None
Proposal 2: Approval of the Hilton 2019 Employee Stock Purchase Plan	Majority of votes cast: Votes "FOR" must exceed votes "AGAINST"	"FOR" "AGAINST" "ABSTAIN"	No [4]	None
Proposal 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019	Majority of votes cast: Votes "FOR" must exceed votes "AGAINST"	"FOR" "AGAINST" "ABSTAIN"	Yes [5]	None
Proposal 4: Non-binding vote to approve executive compensation	Majority of votes cast: Votes "FOR" must exceed votes "AGAINST"	"FOR" "AGAINST" "ABSTAIN"	No [4]	None

[1] If you just sign and submit your proxy card without voting instructions, your shares will be voted "FOR" each director nominee listed herein and on the other proposals as recommended by the Board and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.

[2] Abstentions are not considered votes cast and therefore will not affect the outcome of these proposals.

[3] In an uncontested election of directors at which a quorum is present, any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board of Directors. An incumbent nominee who does not receive a majority of votes cast is expected to tender his or her resignation. The Nominating and Corporate Governance Committee would then consider and recommend to the Board whether to accept or reject the resignation.

[4] Broker non-votes with respect to this proposal are not counted as votes cast and will, therefore, not affect the outcome of this proposal.

[5] As this proposal is considered a discretionary matter, brokers are permitted to exercise their discretion to vote uninstructed shares on this proposal.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as inspectors of election.

How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board set forth in this Proxy Statement.

- "FOR" the approval of the Hilton 2019 Employee Stock Purchase Plan.

- "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019.

- "FOR" the approval, on a non-binding, advisory basis, of the compensation paid to our named executive officers.

How do I vote my shares without attending the Annual Meeting?

If you are a stockholder of record, you may vote by granting a proxy. Specifically, you may vote:

- **By Internet –** If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice of Internet Availability or your proxy card in order to vote by Internet.

- **By Telephone –** If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit number included on your Notice of Internet Availability or your proxy card in order to vote by telephone.

- **By Mail –** You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern time, on May 8, 2019, for the voting of shares held by stockholders of record or held in street name.

Mailed proxy cards with respect to shares held of record must be received no later than May 8, 2019.

How do I vote my shares in person at the Annual Meeting?

First, you must satisfy the requirements for admission to the Annual Meeting (see below). Then, if you are a stockholder of record and prefer to vote your shares at the Annual Meeting, you must bring proof of identification along with your Notice of Internet Availability or proof of ownership as of the Record Date. You may vote shares held in street name at the Annual Meeting only if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

When and where will the meeting be held?

Our Annual Meeting will be held on Thursday, May 9, 2019, at 10:00 a.m., Central time, at the Canopy by Hilton Dallas Uptown, 2950 Cityplace West Boulevard, Dallas, Texas 75204. To obtain directions to the meeting, please contact Investor Relations at 703-883-5476 or ir@hilton.com.

What does it mean if I receive more than one Notice of Internet Availability on or about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each Notice of Internet Availability you receive.

May I change my vote or revoke my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

- sending a written statement to that effect to our Secretary, provided such statement is received no later than May 8, 2019;

- voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m., Eastern time, on May 8, 2019;

- submitting a properly signed proxy card with a later date that is received no later than May 8, 2019; or

- attending the Annual Meeting, revoking your proxy and voting in person.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Do I need a ticket to be admitted to the Annual Meeting?

You will need your proof of identification along with either your Notice of Internet Availability or proof of stock ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record and you wish to be admitted to attend the Annual Meeting, you must present proof of your ownership of Hilton Worldwide Holdings Inc. stock, such as a bank or brokerage account statement.

Do I also need to present identification to be admitted to the Annual Meeting?

Yes, all stockholders must present a form of personal identification in order to be admitted to the Annual Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to print, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

STOCKHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING

STOCKHOLDER PROPOSALS FOR INCLUSION IN 2020 PROXY STATEMENT (OTHER THAN DIRECTOR NOMINATIONS)

To be eligible for inclusion in the proxy statement for our 2020 Annual Meeting of Stockholders, under the SEC's stockholder proposal rule (Rule 14a-8(e) of the Exchange Act), a proposal must be received by our Secretary on or before November 30, 2019. The proposal should be mailed by certified mail return receipt requested to our Office of the Corporate Secretary, Hilton Worldwide Holdings Inc., 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

STOCKHOLDER DIRECTOR NOMINATIONS FOR INCLUSION IN 2020 PROXY STATEMENT

Written notice of stockholder nominations to our Board of Directors that are to be included in the proxy statement pursuant to the proxy access provisions in Article I, Section 12 of our by-laws must be delivered to our Secretary no earlier than 150 nor later than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any eligible stockholder who wishes to have a nomination considered at the 2020 Annual Meeting and included in our proxy statement must deliver a written notice (containing the information specified in our by-laws) to our Secretary on or after December 11, 2019, but not later than January 10, 2020.

STOCKHOLDER DIRECTOR NOMINATIONS AND OTHER STOCKHOLDER PROPOSALS FOR PRESENTATION AT THE 2020 ANNUAL MEETING NOT INCLUDED IN 2020 PROXY STATEMENT

To make a director nomination or present other business for consideration at the Annual Meeting of Stockholders to be held in 2020 that will not be included in the proxy statement, you must submit a timely notice in accordance with the procedures described in our by-laws. To be timely, a stockholder's notice must be delivered to the Secretary not less than 90 days or more than 120 days prior to the first anniversary of the preceding year's annual meeting. Therefore, to be presented at our 2020 Annual Meeting, such a proposal must be received on or after January 10, 2020, but not later than February 9, 2020. In the event that the date of the Annual Meeting of Stockholders to be held in 2020 is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date of this year's Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the Annual Meeting of Stockholders to be held in 2020 and not later than the 90th day prior to such Annual Meeting of Stockholders to be held in 2020 or 10 calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in our by-laws. The proxy solicited by the Board for the 2020 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals that are considered untimely.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements include, but are not limited to, statements made in the section of this Proxy Statement entitled "Executive Compensation." In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including, among others, risks inherent to the hospitality industry, macroeconomic factors beyond Hilton's control, competition for hotel guests and management and franchise contracts, risks related to doing business with third-party hotel owners, performance of Hilton's information technology systems, growth of reservation channels outside of Hilton's system, risks of doing business outside of the U.S. and Hilton's indebtedness. Additional factors that could cause Hilton's results to differ materially from those described in the forward-looking statements can be found under the section entitled "Part I—Item 1A. Risk Factors" of Hilton's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC, as such factors may be updated from time to time in Hilton's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Proxy Statement and in Hilton's filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as "householding," provides cost savings for companies and helps the environment by conserving natural resources. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of this Proxy Statement and the Annual Report by contacting the Office of the Corporate Secretary, Hilton Worldwide Holdings Inc., 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102.

OTHER BUSINESS

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Kristin A. Campbell
Executive Vice President, General Counsel and Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (www.ir.hilton.com) and click on "Financial Reporting" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2018, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Office of the Corporate Secretary
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive
Suite 1100
McLean, Virginia 22102

ANNEX A –
NON-GAAP MEASURES

This proxy statement refers to certain financial measures that are not recognized under U.S. GAAP, including Adjusted EBITDA. A reconciliation of net income to EBITDA and Adjusted EBITDA appear on the next page. All results herein reflect the adoption of new accounting standards, including Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

ADJUSTED EBITDA

Earnings before interest expense, taxes and depreciation and amortization ("EBITDA"), presented herein, reflects net income, excluding interest expense, a provision for income taxes and depreciation and amortization.

Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, further adjusted to exclude certain items, including gains, losses, revenues and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated equity investments; (ii) foreign currency transactions; (iii) debt restructurings and retirements; (iv) furniture, fixtures and equipment ("FF&E") replacement reserves required under certain lease agreements; (v) reorganization costs; (vi) share-based compensation expense; (vii) non-cash impairment losses; (viii) severance, relocation and other expenses; (ix) amortization of contract acquisition costs; (x) the net effect of reimbursable costs included in other revenues and expenses from managed and franchised properties; and (xi) other items.

During the first quarter of 2018, the Company modified the definition of Adjusted EBITDA to exclude the amortization of contract acquisition costs and the net effect of reimbursable costs included in other revenues and expenses from managed and franchised properties. Management believes that excluding these items is useful for the reasons set forth below and has applied the modified definition of Adjusted EBITDA to the table shown on the next page

The Company believes that EBITDA and Adjusted EBITDA provide useful information to investors about the Company and its financial condition and results of operations for the following reasons: (i) these measures are among the measures used by the Company's management team to evaluate its operating performance and make day-to-day operating decisions; and (ii) these measures are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in the industry. Additionally, these measures exclude certain items that can vary widely across different industries and among competitors within the Company's industry. For instance, interest expense and the provision for income taxes are dependent on company specifics, including, among other things, the Company's capital structure and operating jurisdictions, respectively, and, therefore could vary significantly across companies. Depreciation and amortization, as well as amortization of contract acquisition costs, are dependent upon company policies, including the method of acquiring and depreciating assets and the useful lives that are used. For Adjusted EBITDA, the Company also excludes items such as (i) FF&E replacement reserve to be consistent with the treatment of FF&E for its owned and leased hotels where it is capitalized and depreciated over the life of the FF&E; (ii) share-based compensation expense, as this could vary widely among companies due to the different plans in place and the usage of them; (iii) the net effect of the Company's cost reimbursement revenues and reimbursed expenses, as the Company contractually does not operate the related programs to generate a profit over the terms of the respective contracts; and (iv) other items that are not core to the Company's operations and are not reflective of the Company's performance.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as alternatives, in isolation or as a substitute, to net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. The Company's definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies and may have limitations as analytical tools.

NON-GAAP FINANCIAL MEASURES RECONCILIATIONS – ADJUSTED EBITDA

(unaudited, dollars in millions)

The table below provides a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Year Ended December 31, 2018
	(in millions)
Net income	$769
Interest expense	371
Income tax expense	309
Depreciation and amortization	325
EBITDA	1,774
Loss on foreign currency transactions	11
FF&E replacement reserves	50
Share-based compensation expense	127
Amortization of contract acquisition costs	27
Net other expenses from managed and franchised properties	85
Other adjustment items [1]	27
Adjusted EBITDA	$2,101

[1] Includes adjustments for severance and other items.

ANNEX B –
HILTON 2019 EMPLOYEE STOCK PURCHASE PLAN

1. *Purpose and Term*

The purpose of the Hilton 2019 Employee Stock Purchase Plan, as it may be amended and/or restated (the "Plan"), is to give Eligible Employees of certain Designated Companies an opportunity to purchase shares of the common stock of the Company. The Company intends that the Plan to qualify as an "employee stock purchase plan" under Code Section 423 of the Code (each such Offering, a "Section 423 Offering"). Any provisions required to be included in the Plan under Code Section 423 are hereby included as fully as though set forth in the Plan. Notwithstanding the foregoing, the Committee may also authorize Offerings that are not intended to comply with the requirements of Code Section 423, which may, but are not required to, be made pursuant to any rules, procedures, or sub-plans (collectively, "Sub-Plans") adopted by the Committee for such purpose (each, a "Non-Section 423 Offering").

The Effective Date of the Plan shall be   . The term of the Plan shall continue until terminated by the Board pursuant to Section 13 or the date on which all of the shares of Stock available for issuance under the Plan have been issued.

2. *Definitions*

Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code will have the same definition here. In addition to terms defined elsewhere in the Plan, the following terms will have the meanings given below unless the Committee determines otherwise:

(a)   "Affiliate" means any entity, other than a Subsidiary, that directly or through one or more intermediaries is controlled by, or is under common control with, the Company, as determined by the Committee.

(b)   "Applicable Law" means any applicable laws, rules and regulations (or similar guidance), including but not limited to the General Corporation Law of the State of Delaware, the Securities Act, the Exchange Act, the Code and the listing or other rules of any applicable stock exchange, and the applicable laws of any foreign country or jurisdiction where Purchase Rights are, or will be, granted under the Plan. References to any applicable laws, rules and regulations, including references to any sections or other provisions of applicable laws, rules and regulations also refer to any successor or amended provisions unless the Committee determines otherwise. Further, references to any section of a law shall be deemed to include any regulations or other interpretive guidance under such section, unless the Committee determines otherwise.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Change in Control" means:

(i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (clauses (A) and (B), the "Outstanding Company Voting Securities"); *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any of its Subsidiaries; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any of its Subsidiaries; or (III) in respect of a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twenty-four (24) months, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iii) the sale, transfer or other disposition of all or substantially all of the business or assets of the Company and its Subsidiaries (taken as a whole); or

(iv) the consummation of a reorganization, recapitalization, merger, consolidation, or other similar transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination, 50% or more of the total voting power of the entity resulting from such Business Combination (or, if applicable, the ultimate parent entity that directly or indirectly

has beneficial ownership of sufficient voting securities eligible to elect a majority of the board of directors (or the analogous governing body) of such resulting entity) is held by the holders of the Outstanding Company Voting Securities immediately prior to such Business Combination.

(e)   "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(f)   "Committee" means the Compensation Committee of the Board, which has authority to administer the Plan pursuant to Section 3. All references to the Committee in the Plan shall include any administrator, including management of the Company or its subsidiaries or affiliates, to which the Committee has delegated any part of its responsibilities and powers pursuant to Section 3(b).

(g)   "Common Stock" means shares of the common stock of the Company, par value $0.01 per share, and any successor securities.

(h)   "Company" means Hilton Worldwide Holdings Inc., a Delaware corporation, and any successor thereto.

(i)   "Compensation" means, unless otherwise determined by the Committee, a Participant's base salary and wages, and may include other items of cash earnings, including bonuses, commissions and other forms of incentive compensation, paid tips (other than cash tips), gratuities, and service charges (but excluding gifts, prizes, awards, relocation payments, severance, or similar elements of compensation), determined as of the date of the Contribution or such other date or dates as may be determined by the Committee.

(j)   "Contributions" means the amount of Compensation contributed by a Participant through payroll deductions; provided, however, that "Contributions" may also include other payments to fund the exercise of a Purchase Right to purchase shares of Common Stock under the Plan to the extent payroll deductions are not permitted by Applicable Law, as determined by the Company in its sole discretion.

(k)   "Designated Company" means the Company or any Subsidiary or Affiliate, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan. The Committee may designate Subsidiaries or Affiliates as Designated Companies in a Non-Section 423 Offering. For purposes of a Section 423 Offering, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under a Section 423 Offering will not be a Designated Company under a Non-Section 423 Offering.

(l)   "Eligible Employee" means any Employee of a Designated Company except (unless otherwise determined by the Committee):

(i) an Employee who is a Section 16(a) officer and/or is subject to the disclosure requirements of the Exchange Act,

(ii) any Employee who has been employed for less than 90 days,

(iii) any Employee whose customary employment is for not more than five months in any calendar year; provided, however, that Employees of a participating Company may be Eligible Employees even if their customary employment is less than five months per calendar year, to the extent required by local law.

No Employee shall be granted a Purchase Right under the Plan if, immediately after such grant, the Employee would own or hold options to purchase stock of the Company or a Related Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For these purposes, the attribution rules of Section 424(d) of the Code shall apply in determining the stock owners of such Employee. For purposes of a Non-Section 423-Offering, the provisions of Section 5(h) shall apply.

(m)   "Employee" means an employee of the Company or a Subsidiary or Affiliate.

(n)   "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(o)   "Fair Market Value" means, unless the Committee determines otherwise, on a given date (the "valuation date"), (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported or (ii) if the Common Stock is not listed on a national securities exchange, then Fair Market Value will determined by the Committee in good faith. No determination made with respect to the Fair Market Value of the Common Stock subject to a Purchase Right shall be inconsistent with Code Section 423 in the case of a Section 423 Offering.

(p)   "Grant Date" means the date of grant of a Purchase Right in accordance with the terms of the Plan. The Grant Date shall be the Purchase Period Start Date with respect to each Purchase Period.

(q)   "Offering" means a Section 423 Offering or a Non-Section 423 Offering of a Purchase Right to purchase shares of Common Stock under the Plan during a Purchase Period. Unless otherwise specified by the Committee, each Offering to the Eligible Employees of the Company or a Designated Company shall be deemed a separate Offering, even if the dates and other terms of the applicable Purchase Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each such Offering. With respect to Section 423 Offerings, the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy Code Section 423 of the Code and the United States Treasury Regulations thereunder; a Non-Section 423 Offering need not satisfy such regulations.

(r)   "Parent" means any present or future corporation which would be a parent corporation as that term is defined in Code Section 424.

(s)   "Participant" means an Eligible Employee who is a participant in the Plan.

(t)   "Person" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(u)   "Plan" means the Hilton 2019 Employee Stock Purchase Plan, as it may be amended and/or restated.

(v)   "Purchase Date" means the date of exercise of a Purchase Right granted under the Plan. The Purchase Date shall be the Purchase Period End Date with respect to each Purchase Period.

(w)   "Purchase Period" means, unless otherwise determined by the Committee, each six-month period during which an offering to purchase shares of Common Stock is made to Eligible Employees pursuant to the Plan. There shall be two Purchase Periods in each calendar year, with the first Purchase Period in a year commencing on May 1 and ending on October 31, and the second Purchase Period in a calendar year commencing on November 1 and ending on the following April 30, unless otherwise determined by the Committee. Notwithstanding the foregoing, the first Purchase Period after the Effective Date of the Plan shall begin and end on the dates determined by the Committee or its designees in its or their discretion. Further, the Committee shall have the power to change the duration of Purchase Periods (including the Purchase Period Start Date and the Purchase Period End Date for any Purchase Period) with respect to any Offering, provided such change is announced a reasonable period of time prior to the effective date of such change, and, provided further, that in no event shall a Purchase Period be greater than 27 months.

(x)   "Purchase Period End Date" means the last day of each Purchase Period. Unless otherwise determined by the Committee, the Purchase Period End Dates shall be (i) April 30 of each year and (ii) October 31 of each year.

(y)   "Purchase Period Start Date" means the first day of each Purchase Period. Unless otherwise determined by the Committee, the Purchase Period Start Dates shall be (i) May 1 of each calendar year and (ii) November 1 of each calendar year.

(z)   "Purchase Price" means the price per share of Common Stock subject to a Purchase Right, as determined in accordance with Section 6(b).

(aa)   "Purchase Right" means an option granted hereunder which entitles a Participant to purchase shares of Common Stock in accordance with the terms of the Plan.

(bb)   "Related Corporation" means a Parent or Subsidiary as defined under Code Section 424.

(cc)   "Securities Act" means the U.S. Securities Act of 1933, as amended.

(dd)   "Subsidiary" means any present or future corporation which is or would be a "subsidiary corporation" of the Company as that term is defined in Code Section 424.

(ee)   "Tax-Related Items" means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising in relation to a Participant's participation in the Plan.

3.   *Administration*

(a)   The Plan shall be administered by the Committee, unless the Board elects to assume administration of the Plan in whole or in part. References to the "Committee" include the Board if it is acting in an administrative capacity with respect to the Plan. Committee members shall be intended to qualify as "independent directors" (or terms of similar meaning) if and to the extent required under Applicable Law. However, the fact that a Committee member shall fail to qualify as an independent director shall not invalidate any Purchase Right or other action taken by the Committee under the Plan.

(b)   In addition to action by meeting in accordance with Applicable Law, any action of the Committee may be taken by a written instrument signed by all of the members of the Committee and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan and Applicable Law, the Committee shall have full and final authority, in its discretion, to take any action with respect to the Plan, including, without limitation, the following: (i) to establish, amend and rescind rules and regulations for the administration of the Plan; (ii) to prescribe the form(s) of any agreements or other instruments used in connection with the Plan; (iii) to determine the terms and provisions of the Purchase Rights granted under the Plan; (iv) determine eligibility and adjudicate all disputed claims

filed under the Plan, including whether Eligible Employees shall participate in a Section 423 Offering or a Non-Section 423 Offering and which Subsidiaries and Affiliates shall be Designated Companies participating in either a Section 423 Offering or a Non-Section 423 Offering; and (v) to construe and interpret the Plan, the Purchase Rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations necessary or advisable for the administration of the Plan, including, without limitation, the adoption of such Sub-Plans as are necessary or appropriate to permit the participation in the Plan by Eligible Employees who are foreign nationals or employed outside the United States, as further set forth in Section 3(c) below. The determinations of the Committee on all matters regarding the Plan shall be conclusive. Except to the extent prohibited by the Plan or Applicable Law, and subject to such terms and conditions as may be established by the Committee, the Committee may appoint one or more agents to assist in the administration of the Plan and may delegate any part of its responsibilities and powers to any such person or persons appointed by it. No member of the Board or Committee, as applicable, shall be liable while acting as administrator for any action or determination made in good faith with respect to the Plan or any Purchase Right granted thereunder.

(c)   Notwithstanding any provision to the contrary in this Plan, the Committee may adopt such Sub-Plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States, the terms of which Sub-Plans may take precedence over other provisions of this Plan, with the exception of Section 4 hereof, but unless otherwise superseded by the terms of such Sub-Plan, the provisions of this Plan shall govern the operation of such Sub-Plan. To the extent inconsistent with the requirements of Code Section 423, any such Sub-Plan shall be considered part of a Non-Section 423 Offering, and Purchase Rights granted thereunder shall not be required by the terms of the Plan to comply with Code Section 423. Without limiting the generality of the foregoing, the Committee is authorized to adopt Sub-Plans for particular non-U.S. jurisdictions that modify the terms of the Plan to meet applicable local requirements regarding, without limitation, (i) eligibility to participate, (ii) the definition of Compensation, (iii) the dates and duration of Purchase Periods or other periods during which Participants may make Contributions towards the purchase of shares of Common Stock, (iv) the method of determining the Purchase Price and the discount from Fair Market Value at which shares of Common Stock may be purchased, (v) any minimum or maximum amount of Contributions a Participant may make during a Purchase Period or other specified period under the applicable Sub-Plan, (vi) the treatment of Purchase Rights upon a Change in Control or a change in capitalization of the Company, (vii) the handling of payroll deductions, (viii) establishment of bank, building society or trust accounts to hold Contributions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) determination of beneficiary designation requirements, (xiii) withholding procedures and (xiv) handling of share issuances.

4.   *Shares Subject to Plan: Limitations on Purchases and Purchase Rights*

(a)   Shares Subject to Plan. The aggregate number of shares of Common Stock available for the issuance of shares pursuant to the Plan is 4,000,000 shares, subject to adjustment pursuant to Section 10. Shares of Common Stock distributed pursuant to the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase. For avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 4(a) may be used to satisfy purchases of shares under Section 423 Offerings and any remaining portion of such maximum number of Shares may be used to satisfy purchases of shares under Non-423 Offerings. The Company hereby reserves sufficient authorized shares of Common Stock to provide for the exercise of Purchase Rights granted hereunder. In the event that any Purchase Right granted under the Plan expires unexercised or is terminated, surrendered or canceled without being exercised, in whole or in part, for any reason, the number of shares of Common Stock subject to such Purchase Right shall again be available for issuance under the Plan and shall not reduce the aggregate number of shares of Common Stock available for the grant of Purchase Rights or issuance under the Plan as set forth in the Plan.

(b)   Limitations on Purchases and Purchase Rights. If, on a given Purchase Period End Date, the number of shares of Common Stock with respect to which Purchase Rights are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable, and in no event shall the number of shares offered for purchase during any Purchase Period exceed the number of shares then available under the Plan. In addition, the maximum number of shares that may be purchased during any single Purchase Period shall not exceed 500,000 shares (subject to adjustment as provided in Section 10), and, if the number of shares subject to Purchase Rights that would otherwise be granted during a Purchase Period based on accumulated Contributions under Section 6(a) exceeds 500,000 shares, then the Company shall make a pro rata allocation of the number of shares subject to each Participant's Purchase Right for that Purchase Period in as uniform a manner as practicable and as the Company shall determine to be equitable, so as not to exceed the 500,000 share limitation for any Purchase Period. Further, the maximum number of shares that may be purchased by any single Participant during any Purchase Period shall not exceed 1,500 shares (subject to adjustment as provided in Section 10), unless otherwise determined by the Committee. In the event that any pro rata allocation is made pursuant to this Section 4(b), any Contributions of a Participant not applied to the purchase of shares during such Purchase Period shall be returned to such Participant (without interest, unless otherwise required by Applicable Law). Notwithstanding the foregoing, the Committee has authority, by resolution or otherwise, to modify the foregoing limitation on the number of shares of Common Stock that may be purchased by a Participant in any particular Purchase Period.

5.   *Eligibility and Participation: Payroll Deductions*

(a)   General. Purchase Rights may only be granted to Eligible Employees of the Company or a Designated Company.

(b)   Initial Eligibility. Any Eligible Employee who has completed 90 days' employment and is employed by the Company or a Designated Company will be eligible to be a Participant during any Purchase Period that begins on or after the end such 90-day period. An Employee who becomes an Eligible Employee on or after a Purchase Period Start Date will not be eligible to participate in such Purchase Period but may participate in any subsequent Purchase Period, provided such Employee is still an Eligible Employee as of the Purchase Period Start Date of such subsequent Purchase Period.

(c)   Leave of Absence. For purposes of participation in the Plan, a person on leave of absence shall be deemed to be an Employee for the first 90 days of such leave of absence and such Employee's employment shall be deemed to have terminated at the close of business on the 90th day of such leave of absence unless such Employee shall have returned to regular full-time or part-time employment (as the case may be) prior to the close of business on such 90th day or unless such Employee has a right to reemployment that is guaranteed either by statute or contract (including, for the avoidance of doubt, any guaranteed right to reemployment provided under any non-US law, contract or policy). Termination by the Company of any Employee's leave of absence, other than termination of such leave of absence on return to full-time or part-time employment, shall terminate an Employee's employment for all purposes of the Plan and shall terminate such Employee's participation in the Plan and right to exercise any Purchase Right, unless such Employee has a right to reemployment that is guaranteed either by statute or contract.

(d)   Commencement of Participation. An Eligible Employee shall become a Participant by completing an authorization for Contributions on the form provided by the Committee (and such other documents as may be required by the Committee) and delivering such forms and documents to the Committee or an agent designated by the Committee on or before the date set therefor by the Committee, which date shall be prior to the Purchase Period Start Date for the applicable Purchase Period. Contributions for a Participant during a Purchase Period shall commence on the applicable Purchase Period Start Date when the authorization for a Contribution becomes effective and shall continue for successive Purchase Periods during which the Participant is eligible to participate in the Plan, unless authorizations are withdrawn or participation is terminated, as provided in Section 8.

(e)   Amount of Contributions: Determination of Compensation. At the time a Participant files an authorization for Contributions, a Participant shall elect to have deductions or other Contributions made from the Participant's pay on each payday while participating in a Purchase Period at a rate of not less than 1% nor more than 15% (in whole percentages only) of Compensation. Such Compensation rates shall be determined by the Committee in a nondiscriminatory manner consistent with the provisions of Code Section 423 in the case of a Section 423 Offering.

(f)   Participant's Account: No Interest. All Contributions made by a Participant shall be credited to the Participant's account under the Plan. A Participant may not make any separate cash payment into such account unless otherwise required by Applicable Law. In no event shall interest accrue on any Contributions made by a Participant, unless otherwise required by Applicable Law.

(g)   Changes in Payroll Deductions. A Participant may withdraw, terminate or discontinue participation in the Plan as provided in Section 8, but no other change can be made during a Purchase Period except as follows: (1) a Participant may reduce the amount of Contributions for a Purchase Period one time during such Purchase Period (no later than 30 days prior to the end of the Purchase Period) and (2) to the extent necessary to comply with the limitation of Code Section 423(b)(8), or Section 2(l), Section 4 and/or Section 12(a) of the Plan, a Participant's Contribution election may be decreased to 0% at any time during a Purchase Period. In such event, Contributions shall continue at the newly elected rate with respect to the next Purchase Period, unless otherwise provided under the terms of the Plan or as otherwise determined by the Committee.

(h)   Special Eligibility Rules for Foreign Participants. Notwithstanding the provisions of Section 2(l), Eligible Employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) may be excluded from the Plan or an Offering if (i) the grant of a Purchase Right under the Plan or Offering to a citizen or resident of the foreign jurisdiction is prohibited under Applicable Law; or (ii) compliance with the Applicable Law would cause the Plan or Offering to violate the requirements of Code Section 423. In the case of a Non-Section 423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Committee has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason. Further, notwithstanding the provisions of Section 2(l), an Employee who does not otherwise qualify as an Eligible Employee may, in the Committee's discretion, participate in a Non-Section 423 Offering if and to the extent required by Applicable Law.

6.   *Grant of Purchase Rights*

(a)   Number of Shares Subject to Purchase Right. On the Purchase Period Start Date of each Purchase Period, a Participant shall be granted a Purchase Right to purchase on the Purchase Period End Date of such Purchase Period, at the applicable Purchase Price, such number of shares of Common Stock as is determined by dividing the amount of the Participant's Contributions accumulated as of the Purchase Period End Date and retained in the Participant's account as of the Purchase Period End Date by the applicable Purchase Price (as determined in accordance with Section 6(b)); provided, however, that (i) no Participant may purchase shares of Common Stock in excess of the limitations set forth in Section 4(b) or Section 12(a), and the number of shares subject to a Purchase Right shall be adjusted as necessary to conform to such limitations; and (ii) in no event shall the aggregate number of shares deemed to be subject to Purchase Rights during a Purchase Period exceed the number of shares then available under the Plan or the number of shares available for any single Purchase Period (as provided in Section 4) and the number of shares deemed to be subject to Purchase Rights shall be adjusted as necessary to conform to these limitations. The Fair Market Value of the shares of Common Stock shall be determined as provided in Section 2(o) and 6(b), and a Participant's Compensation shall be determined according to Section 2(i).

(b)   Purchase Price. The Purchase Price per share of Common Stock purchased with Contributions made during a Purchase Period for a Participant shall be equal to 85% (or such greater percentage as may be determined by the Committee prior to the commencement of any Purchase Period) of the lesser of (i) the Fair Market Value of a share of Common Stock on the applicable Purchase Period End Date or (ii) the Fair Market Value of a share of Common Stock on the applicable Purchase Period Start Date; provided that in no event shall the Purchase Price per share of Common Stock be less than the par value per share of the Common Stock and provided further that the Committee may determine prior to a Purchase Period to calculate the Purchase Price for such Purchase Period solely by reference to the Fair Market Value of a share of Common Stock on the applicable Purchase Period End Date or Purchase Period Start Date, or based on the greater of such values (rather than the lesser of such values).

7.   *Exercise of Purchase Rights*

(a)   Automatic Exercise. Unless a Participant gives written notice to the Company or an agent designated by the Company of withdrawal at least 30 days prior to the end of the Purchase Period or terminates employment as hereinafter provided, the Participant's Purchase Rights for the purchase of shares of Common Stock with Contributions made during any Purchase Period will be deemed to have been exercised automatically on the Purchase Period End Date applicable to such Purchase Period, for the purchase of the number of shares of Common Stock which the accumulated Contributions in the Participant's account at that time will purchase at the applicable Purchase Price (but not in excess of the number of shares for which Purchase Rights have been granted to the Participant pursuant to Section 4 and Section 6(a)).

(b)   Termination of Purchase Right. A Purchase Right granted during any Purchase Period shall expire on the earlier of (i) the date of termination of the Participant's employment or as otherwise required by Applicable Law, or (ii) the end of the last day of the applicable Purchase Period.

(c)   Fractional Shares: Excess Amounts. Fractional shares will not be issued under the Plan unless otherwise determined by the Committee. Any excess Contributions in a Participant's account which would have been used to purchase fractional shares will be automatically re-invested in a subsequent Purchase Period unless the Participant timely revokes the Participant's authorization to re-invest such excess amounts or the Company elects to return such Contributions to the Participant. Except as permitted by the foregoing, any amounts that were contributed but not applied toward the purchase of shares of Common Stock will be carried forward to future Purchase Periods unless otherwise determined by the Committee.

(d)   Share Certificates: Credit to Participant Accounts. As promptly as practicable after the Purchase Period End Date of each Purchase Period, the shares of Common Stock purchased by a Participant for the Purchase Period shall be credited to such Participant's account maintained by the Company, a stock brokerage or other financial services firm designated by the Company or the Participant or other similar entity, unless the Participant elects to have the Company deliver to the Participant certificates for the shares of Common Stock purchased upon exercise of the Participant's Purchase Right. If a Participant elects to have shares credited to the Participant's account (rather than certificates issued), a report will be made available to such Participant after the close of each Purchase Period stating the entries made to such Participant's account, the number of shares of Common Stock purchased and the applicable Purchase Price.

8.   *Withdrawal: Termination of Employment*

(a)   Withdrawal. A Participant may withdraw Contributions credited to the Participant's account during a Purchase Period at any time prior to the applicable Purchase Period End Date by giving sufficient prior written notice to the Committee or an agent designated by the Committee. All of the Participant's Contributions credited to the Participant's account will be paid to the Participant promptly (without interest, unless otherwise required by Applicable Law) after receipt of the Participant's notice of withdrawal, and no further Contributions will be made from Compensation during such Purchase Period. The Committee may, at its option, treat any attempt to borrow by an Employee on the security of the Employee's accumulated Contributions as an election to withdraw such Contributions. A Participant's withdrawal from any Purchase Period will not have any effect upon the Participant's eligibility to participate in any succeeding Purchase Period or in any similar plan which may hereafter be adopted by the Company. Notwithstanding the foregoing, however, if a Participant withdraws during a Purchase Period, Contributions shall not resume at the beginning of a succeeding Purchase Period unless the Participant is eligible to participate and the Participant delivers to the Committee or an agent designated by the Committee a new completed authorization form (and such other documents as may be required by the Committee) and otherwise complies with the terms of the Plan.

(b)   Termination of Employment: Participant Ineligibility. Upon termination of a Participant's employment for any reason (including but not limited to termination due to death but excluding a leave of absence for a period of less than 90 days or a leave of absence of any duration where reemployment is guaranteed by either statute or contract), or in the event that a Participant otherwise ceases to be an Eligible Employee, the Participant's participation in the Plan shall be terminated, unless otherwise required by Applicable Law. In the event of a Participant's termination of employment or in the event that a Participant otherwise ceases to be an Eligible Employee, the Contributions credited to the Participant's account will be returned (without interest, unless otherwise required by Applicable Law) to the Participant, or, in the case of death, to a beneficiary duly designated on a form acceptable to the Committee. Any unexercised Purchase Rights granted to a Participant during such Purchase Period shall be deemed to have expired on the date of the Participant's termination of employment or the date the Participant otherwise ceases to be an Eligible Employee (unless terminated earlier pursuant to Section 7(b)), and no further Contributions will be made for the Participant's account.

9. *Transferability*

No Purchase Right (or rights attendant to a Purchase Right) may be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise), except as provided by will or the laws of descent and distribution, and no Purchase Right will be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of a Purchase Right, or levy of attachment or similar process upon the Purchase Right not specifically permitted in the Plan, will be null and void and without effect. A Purchase Right may be exercised during a Participant's lifetime only by the Participant.

10. *Dilution and Other Adjustments: Change in Control*

(a) Adjustments: Right to Issue Additional Securities. If there is any change in the outstanding shares of Common Stock because of a merger, Change in Control, consolidation, recapitalization or reorganization involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than ordinary or regular cash dividends) or combination or reclassification of the Common Stock, or if there is a similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number and type of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Committee shall, subject to Applicable Law, make such adjustments to Purchase Rights (such as the number and type of shares subject to a Purchase Right and the Purchase Price of a Purchase Right or to any provisions of this Plan as the Committee deems equitable to prevent dilution or enlargement of Purchase Rights or as may otherwise be advisable. Nothing in the Plan, a Purchase Right or any related instrument shall limit the ability of the Company to issue additional securities of any type or class.

(b) Change in Control. In addition, without limiting the effect of Section 10(a), in the event of a Change in Control, the Committee's discretion shall include but shall not be limited to the authority to provide for any of, or a combination of any of, the following: (i) each Purchase Right shall be assumed or an equivalent option shall be substituted by the successor entity or parent or subsidiary of such successor entity; (ii) a date selected by the Committee on or before the date of consummation of such Change in Control shall be treated as an Purchase Date and all outstanding Purchase Rights shall be exercised on such date, (iii) all outstanding Purchase Rights shall terminate and the accumulated Contributions will be refunded to each Participant upon or prior to the Change in Control (without interest, unless otherwise required by Applicable Law), or (iv) outstanding Purchase Rights shall continue unchanged.

11. *Stockholder Approval of Plan*

The Plan is subject to the approval by the stockholders of the Company, which approval shall be obtained within 12 months before or after the date of adoption of the Plan by the Board. Amendments to the Plan shall be subject to stockholder approval to the extent, if any, as may be required by Code Section 423 or other Applicable Law.

12. *Limitations on Purchase Rights*

Notwithstanding any other provisions of the Plan:

(a) No Employee shall be granted a Purchase Right under the Plan which permits the Employee's rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company and any Related Corporation to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time of the grant of such Purchase Right) for each calendar year in which such Purchase Right is outstanding at any time in the case of a Section 423 Offering. Any Purchase Right granted under the Plan shall be deemed to be modified to the extent necessary to satisfy this Section 12(a).

(b) In accordance with Code Section 423, all Employees granted Purchase Rights under the Plan who are participating in a Section 423 Offering shall have the same rights and privileges under the Plan, except that the amount of Common Stock which may be purchased by any Employee under Purchase Rights granted pursuant to the Plan shall bear a uniform relationship to the total compensation (or the basic or regular rate of compensation) of all Employees. All rules and determinations of the Committee in the administration of the Plan shall be uniformly and consistently applied to all persons in similar circumstances.

13. *Amendment and Termination of the Plan and Purchase Rights*

(a) Amendment and Termination of Plan. The Plan may be amended, altered, suspended and/or terminated at any time by the Board; provided, that approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law.

(b) Amendment and Termination of Purchase Rights. The Committee may (subject to the provisions of Code Section 423 (for Section 423 Offerings) and Section 13(a)) amend, alter, suspend and/or terminate any Purchase Right granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 13(c)) such amendment, alteration, suspension or termination of a Purchase Right shall not, without the written consent of a Participant with respect to an outstanding Purchase Right, materially adversely affect the rights of the Participant with respect to the Purchase Right.

(c)   Amendments to Comply with Applicable Law. Notwithstanding Section 13(a) and Section 13(b), the following provisions shall apply:

(i) The Committee shall have unilateral authority, subject to the provisions of Code Section 423 (for Section 423 Offerings), to amend the Plan and any Purchase Right (without Participant consent) to the extent necessary to comply with Applicable Law or changes to Applicable Law.

(ii) The Committee shall have unilateral authority to make adjustments to the terms and conditions of Purchase Rights in recognition of unusual or nonrecurring events affecting the Company or any Related Corporation, or the financial statements of the Company or any Related Corporation, or of changes in Applicable Law, or accounting principles, if the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles or Applicable Law.

14. *Designation of Beneficiary*

The Committee, in its discretion, may authorize a Participant to designate in writing a person or persons as each such Participant's beneficiary, which beneficiary shall be entitled to the rights, if any, of the Participant in the event of the Participant's death to which the Participant would otherwise be entitled. The Committee shall have discretion to approve the form or forms of such beneficiary designations, to determine whether such beneficiary designations will be accepted, and to interpret such beneficiary designations. If a deceased Participant fails to designate a beneficiary, or if the designated beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be exercised by or distributed to the legal representative of the estate of the Participant, unless otherwise determined by the Committee.

15. *Miscellaneous*

(a)   Compliance with Applicable Law. The Company may impose such restrictions on Purchase Rights, shares of Common Stock and any other benefits underlying Purchase Rights hereunder as it may deem advisable, including, without limitation, restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other Applicable Law. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan or take any other action, unless such delivery or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to a Purchase Right hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

(b)   No Obligation To Exercise Purchase Rights. The grant of a Purchase Right shall impose no obligation upon a Participant to exercise such Purchase Right.

(c)   Application of Funds. The proceeds received by the Company from the sale of Common Stock pursuant to Purchase Rights will be used for general corporate purposes.

(d)   Taxes. At any time a Participant incurs a taxable event as a result of the Participant's participation in the Plan, a Participant must make adequate provision for any Tax-Related Items. Participants are solely responsible and liable for the satisfaction of all Tax-Related Items, and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such Tax-Related Items. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person.

In their sole discretion, the Company or, as applicable, the Designated Company that employs the Participant, may, unless the Committee determines otherwise, satisfy their obligations to withhold Tax-Related Items by (i) withholding from the Participant's compensation, (ii) repurchasing a sufficient whole number of shares of Common Stock issued following exercise having an aggregate Fair Market Value sufficient to pay the Tax-Related Items required to be withheld with respect to the shares of Common Stock, (iii) withholding from proceeds from the sale of shares of Common Stock issued upon exercise, either through a voluntary sale or a mandatory sale arranged by the Company, or (iv) any other method deemed acceptable by the Committee.

(e)   Right to Terminate Employment. Nothing in the Plan, a Purchase Right or any agreement or instrument related to the Plan shall confer upon an Employee the right to continue in the employment of the Company, any Related Corporation or Affiliate or affect any right which the Company, any Related Corporation or Affiliate may have to terminate the employment of such Employee. Except as otherwise provided in the Plan or under Applicable Law, all rights of a Participant with respect to Purchase Rights granted hereunder shall terminate upon the termination of employment of the Participant.

(f)   Rights as a Stockholder. No Participant or other person shall have any rights as a stockholder unless and until certificates for shares of Common Stock are issued to the Participant or credited to the Participant's account on the records of the Company or a designee.

(g)   Notices. Every direction, revocation or notice authorized or required by the Plan shall be deemed delivered to the Company (i) on the date it is personally delivered to the Company at its principal executive offices or (ii) three business days after it is sent by registered or certified mail, postage prepaid, addressed to the Secretary at such offices, and shall be deemed delivered to an Eligible Employee (i) on the date it is personally delivered to the Eligible Employee or (ii) three business days after it is sent by registered or certified mail, postage prepaid, addressed to the Eligible Employee at the last address shown for the Eligible Employee on the records of the Company or of any Related Corporation or Affiliate.

(h)   Governing Law. All questions pertaining to the validity, construction and administration of the Plan and Purchase Rights granted hereunder shall be determined in conformity with the laws of the State of Delaware, without regard to the principles of conflicts of laws, to the extent not inconsistent with Code Section 423 (for Section 423 Offerings) or other applicable federal laws of the United States.

(i)   Severability. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(j)   Gender and Number. Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(k)   Rules of Construction. Headings are given to the sections of the Plan solely as a convenience to facilitate reference.

(l)   Successors and Assigns. The Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators and permitted transferees and beneficiaries.

(m)   Purchase Right Documentation. The grant of any Purchase Right under the Plan shall be evidenced by such documentation, if any, as may be determined by the Committee or its designee. Such documentation may state terms, conditions and restrictions applicable to the Purchase Right and may state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock or other benefits subject to a Purchase Right, as may be established by the Committee.

(n)   Uncertificated Shares. Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's certificate of incorporation or bylaws or by Applicable Law.

(o)   Compliance with Recoupment, Ownership and Other Policies or Agreements. Notwithstanding anything in the Plan to the contrary and subject to the provisions of Code Section 423 (for Section 423 Offerings), the Committee may, at any time (during or following termination of employment or service for any reason), determine that a Participant's rights, payments and/or benefits with respect to a Purchase Right (including but not limited to any shares issued or issuable with respect to a Purchase Right) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any other conditions applicable to a Purchase Right. Such events may include, but shall not be limited to, termination of employment for cause, violation of policies of the Company or a Related Corporation or Affiliate, breach of non-solicitation, non-competition, confidentiality, non-disparagement or other covenants, other conduct by the Participant that is determined by the Committee to be detrimental to the business or reputation of the Company, any Related Corporation or Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by Applicable Law. In addition, without limiting the effect of the foregoing, as a condition to the grant of a Purchase Right or receipt or retention of shares of Common Stock, cash or any other benefit under the Plan, (i) the Committee may, at any time, require that a Participant comply with any compensation recovery (or "clawback"), stock ownership, stock retention or other policies or guidelines adopted by the Company, a Related Corporation or Affiliate, each as in effect from time to time and to the extent applicable to the Participant, and (ii) each Participant shall be subject to such compensation recovery, recoupment, forfeiture or other similar provisions as may apply under Applicable Law.

(p)   Plan Controls. Unless the Committee determines otherwise, in the event of a conflict between any term or provision contained in the Plan and an express term contained in any documentation related to the Plan, the applicable terms and provisions of the Plan will govern and prevail.

(q)   Administrative Costs. The Company or a Related Corporation or Affiliate will pay the expenses incurred in the administration of the Plan other than any fees or transfer, excise or similar taxes imposed on the transaction pursuant to which any shares of Common Stock are purchased. The Participant will pay any transaction fees, commissions or similar costs on any sale of shares of Common Stock and may also be charged the reasonable costs associated with issuing a stock certificate or similar matters.

(r)   Notice of Disqualifying Disposition. Each Participant who participates in a Section 423 Offering and is subject to taxation in the United States shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of a Purchase Right granted under the Plan if such disposition or transfer is made within two years after the Grant Date or within one year after the Purchase Date.

16. *Code Section 409A: Tax Qualification*.

Purchase Rights to purchase shares of Common Stock granted under a Section 423 Offering are exempt from the application of Code Section 409A and Code Section 457A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that a Purchase Right granted under the Plan may be subject to Code Section 409A or Code Section 457A or that any provision in the Plan would cause a Purchase Right under the Plan to be subject to Code Section 409A or Code Section 457A, the Committee may amend the terms of the Plan and/or of an outstanding Purchase Right granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding Purchase Right or future Purchase Right that may be granted under the Plan from or to allow any such Purchase Rights to comply with Code Section 409A or Code Section 457A, but only to the extent any such amendments or action by the Committee would not violate Code Section 409A or Code Section 457A. Notwithstanding the foregoing, the Company shall not have any obligation to indemnify or otherwise protect the Participant from any obligation to pay any taxes, interest or penalties pursuant to Code Section 409A or Code Section 457A. The Company makes no representation that the Purchase Right to purchase shares of Common Stock under the Plan is compliant with Code Section 409A or Code Section 457A.



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